                                                                    Exhibit 99.5

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ["MD&A"] should be read in conjunction with the audited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles ["GAAP"]. As of January 1, 2000, we began to prepare and report our consolidated financial statements and our MD&A in accordance with U.S. GAAP. Audited consolidated financial statements and MD&A in U.S. dollars and in accordance with U.S. GAAP are made available to all shareholders and filed with various regulatory authorities.

    Pursuant to shareholder consent, our common shares twice split on a 2 for 1 basis during 2000, first in January and again in October. All share and per share amounts in this MD&A, and in the audited consolidated financial statements, have been retroactively adjusted to give effect to the stock splits.

OVERVIEW

    During 2000, through strategic business acquisitions and internal growth, we made significant progress towards becoming a fully integrated pharmaceutical company, while maintaining our focus on the development of drugs utilizing our advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. Our successes during the year include the completion of a securities offering that raised gross proceeds of approximately $400 million, and provided the necessary capital to pursue our growth strategy. Our acquisition of DJ Pharma, Inc. ["DJ PHARMA"], gives us a base of product revenues, and an experienced pharmaceuticals sales force and infrastructure in the United States to complement our Crystaal sales and marketing operation in Canada. Our combined North American sales force will be engaged in the marketing, promotion and distribution of our existing proprietary and in-licensed products, as well as DJ Pharma's product portfolio and the Cardizem-Registered Trademark- product line that we purchased from Aventis Pharmaceuticals Inc. ["AVENTIS"]. In the future, we intend to direct market the branded products that are currently in our development pipeline, the potential of which we are now able to fully exploit following our acquisition of Intelligent Polymers Limited ["INTELLIGENT POLYMERS"].

    Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

CHANGES IN ACCOUNTING POLICIES

    The following MD&A and the audited consolidated financial statements reflect our adoption of the following accounting policies during the period :

REVENUE RECOGNITION

    We have adopted the U.S. Securities and Exchange Commission's ["SEC"], Staff Accounting Bulletin No. 101 ["SAB 101"], "Revenue Recognition in Financial Statements", retroactively applied to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenues when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. At January 1, 1998, the cumulative effect of the change in accounting policy on prior years resulted in a charge to retained earnings of $18.1 million. The effect on the results for 2000 was to increase revenue and net income attributable to common shareholders by $9.3 million. Restated results for 1999 and 1998 reflect a reduction in total revenue and net income attributable to common shareholders of $11.4 million and $14 million, respectively. Restated diluted earnings per share for 1999 and 1998 were $0.47 and $0.29, respectively compared to $0.58 and $0.42, respectively as originally reported. As discussed below, we have changed the methodology under which we calculate diluted earnings per share. At December 31, 2000, we have recorded deferred revenue of $34.2 million related to SAB 101.

INCOME TAXES

    Effective January 1, 2000, we have adopted the new recommendations of The Canadian Institute of Chartered Accountants ["CICA"] with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used. Future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Previously, we applied the deferral method based on differences in the timing of reporting income and expenses in the financial statements and tax returns. We applied the new recommendations retroactively without restatement of the financial statements of prior years. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51.8 million to retained earnings, a decrease in goodwill of $32.9 million and a net increase in future income tax liability of $18.9 million. The adjustment was primarily the result of our 1999 acquisition of Fuisz Technologies Ltd. ["FUISZ"] and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

EARNINGS PER SHARE

    Effective December 31, 2000, we adopted the new recommendations of the CICA with respect to the calculation of earnings per share. Under the new recommendations, basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. We applied the new recommendations retroactively to restate all diluted earnings per share amounts in this MD&A, and in the audited consolidated financial statements.

BUSINESS ACQUISITIONS

2000 ACQUISITIONS

INTELLIGENT POLYMERS

    In July 1997, Intelligent Polymers was formed to fund the development of once-daily controlled-release branded generic products for chronic disease states, such as anxiety, depression, pain management, and diabetes. In September 1997, we concluded a development and license agreement with Intelligent Polymers, whereby we would develop the products on their behalf. Through an initial public offering in October 1997, Intelligent Polymers raised net proceeds of $69.5 million that were used to make payments for our development activities, which included formulation development, toxicology studies, clinical testing, and the pursuit of regulatory approvals.

    In December 1999, we exercised our option to acquire the rights to the generic version of Procardia XL, that we developed on behalf of Intelligent Polymers, for $25 million. We capitalized the right to Procardia XL, and are amortizing it over its estimated useful life of ten years.

    We, as holder of all the special shares of Intelligent Polymers, had an option to purchase all of Intelligent Polymers' common shares at pre-established prices on or before September 30, 2002. On September 29, 2000, we sold all of our special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd. ["IPL ACQUIRECO"], in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, we invested $141.5 million in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. Following its acquisition by IPL Acquireco, Intelligent Polymers took over the development of its products, including directly contracting with, and making payments to, third parties.

    On December 29, 2000, we exercised our option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6.8 million. Upon the acquisition of IPL Acquireco, we repaid the bank credit facility of Intelligent Polymers, which amounted to $56.6 million. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204.9 million. Included in the net assets of Intelligent Polymers acquired, was the right to a cardiovascular product valued at $5 million.

    As a result of this transaction, we recorded acquired research and development of $208.4 million. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses. The efforts required to complete the

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

products in development include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained.

CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    On December 28, 2000, we acquired the North American rights to the Cardizem-Registered Trademark- product line [THE "CARDIZEM-REGISTERED TRADEMARK-PRODUCTS"] from Aventis. Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. We will pay Aventis total consideration of $409.5 million, of which $239.5 million was paid at closing. The remaining
$170 million will be paid equally over the four quarters of 2001, and has been appropriately discounted for valuation purposes. We obtained beneficial rights to and interest in the Cardizem-Registered Trademark- Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001. Accordingly, we will begin to recognize the financial benefits of this acquisition in 2001. The acquisition of the Cardizem-Registered Trademark-Products has been accounted for under the purchase method. The purchase price has been allocated entirely to intangible assets, which will be amortized over their estimated useful lives of twenty years.

    This acquisition gives us a well-established brand name and is expected to contribute to our growth strategy in a number of ways, such as:

    - We expect the acquisition of the Cardizem-Registered Trademark- Products to generate incremental product sales revenue of approximately
      $140 million to $160 million in 2001, a level that reflects the decline in sales of the Cardizem-Registered Trademark- brand following genericization in 1999

    - We have expanded our portfolio of products offered in both Canada and the United States, which in turn reduces our reliance on any particular product

    - We intend to capitalize on the competitive advantage of the Cardizem-Registered Trademark- brand name by attaching it to our improved once-daily diltiazem product, to be named Cardizem-Registered Trademark-XL, which is expected to be launched in 2002

    - We believe this acquisition effectively leverages our existing sales and marketing infrastructure in Canada through Crystaal, and in the United States through DJ Pharma

    In order to achieve an orderly changeover of the Cardizem-Registered Trademark- Products from Aventis to ourselves, we have entered into a number of transitional agreements with Aventis. Aventis will continue to manufacture, supply and provide distribution services for a specified period.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

DJ PHARMA (RENAMED BIOVAIL PHARMACEUTICALS INC.)

    On October 6, 2000, we acquired DJ Pharma, a pharmaceutical sales and marketing company with approximately 300 sales representatives. DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to the Keftab, Dura-Vent and Rondec product lines from Dura Pharmaceuticals, Inc. ["DURA"], and has the exclusive rights to sell and market Schering Corporation's antibiotic Cedax in the United States. The purchase price was $165.1 million including costs of acquisition, plus the assumption of $34.2 million of debt. We have accounted for the acquisition of DJ Pharma under the purchase method. The net assets of DJ Pharma acquired included a provision for restructuring costs of $1.6 million, including $1.3 million for the termination of employees. The assets, liabilities, revenue and expenses of DJ Pharma have been included in our consolidated financial statements since October 6, 2000.

    As a result of this acquisition, we obtained the rights to the Keftab, Dura-Vent, Rondec and Cedax products valued, using a income approach at $130.5 million, to be amortized over their estimated useful lives of ten or twenty years. We also obtained a trained workforce and infrastructure that has been valued, using a cost approach at $5.2 million, with an expected useful life of six years. Goodwill arising on the acquisition of DJ Pharma was valued at $103.4 million, and will be amortized over its estimated useful life of twenty years. Subsequent to the acquisition date, we agreed with Dura to repay the debt assumed and to settle all remaining license obligations. In doing so we obtained full ownership of the Dura-Vent and Rondec product lines, and were assigned the license to the Keftab product line.

    The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company. Prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. With the acquisition of DJ Pharma we are strengthened in a number of ways, such as:

    - We obtained an existing sales force to complement our Canadian Crystaal operation, thereby giving us direct control over our marketing efforts throughout North America

    - We gained immediate access to an existing revenue stream from DJ Pharma's portfolio of products

    - We enhanced the value of our branded product pipeline through our ability to direct market, and thereby retain a larger percentage of the profit

    - We have greater ability to in-license and market products for third parties

    - We have increased our bargaining power in the out-licensing of products

    In short, this acquisition dramatically enhances the value of our product pipeline and provides an infrastructure upon which we can expand and grow to meet our increasing portfolio of products. In fact, we see a near term need to expand the DJ Pharma sales force to capitalize on the acquisition of the Cardizem-Registered Trademark- Products, particularly once we begin to market our Cardizem-Registered Trademark- XL product in 2002.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

1999 ACQUISITION

FUISZ TECHNOLOGIES LTD. (RENAMED BIOVAIL TECHNOLOGIES LTD.)

    On November 12, 1999, we acquired Fuisz in order to enhance our available drug delivery technologies. Fuisz is engaged in the development, manufacturing and commercialization of wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark- and other drug delivery technologies ["FLASHDOSE"].

    The total consideration paid for Fuisz consisted of $75.6 million in cash, and shares worth $96.0 million. In addition, we incurred costs related to the acquisition of $6.3 million in 1999, and an additional $9.8 million in 2000. We accounted for the acquisition of Fuisz as a step acquisition under the purchase method of accounting. The net assets of Fuisz acquired included a provision for restructuring costs of $13.6 million, including $11.3 million for the settlement of contracts, and $1.3 million for the termination of employees. Certain operations of Fuisz were not considered strategic to our business plans, and accordingly were sold. We did not recognize any gain or loss on these transactions, because these operations were included at fair value in the purchase price allocation on November 12, 1999.

    In our 1999 consolidated financial statements, we recognized a $1.6 million equity loss reflecting our 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control. The assets, liabilities, revenue and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

    As at the date of acquisition, Fuisz was involved with seventeen product development projects, which were in various stages of completion, none of which had received regulatory approval, and were considered to have no alternative future use other than for the therapeutic indications for which they were being developed. Accordingly, the technological feasibility of the projects was not established at the acquisition date and was considered to be research and development. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and our ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits from these products unless this approval is obtained.

    If the projects under development are successful, we expect that the Fuisz drug delivery technology will have an extended life cycle. Because the technology is based on drug delivery, the technology can be applied to numerous products. Although the risk of technological feasibility is always present in each product, our strategy is to exploit the technology through numerous product developments, which we expect will occur over at least fifteen years from the date of acquisition.

    In April 2000, one of the products under development at the time of acquisition received approval from the Medical Control Agency in the United Kingdom. The product, a FlashDose form of ibuprofen,

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

represents the first commercial introduction of a product utilizing the Fuisz drug delivery technology. We are manufacturing the product, under the name Nurofen Meltlets, for Boots Healthcare International.

RESULTS OF OPERATIONS

    Total revenue in 2000 was $311.5 million, an increase of 89% from $165.1 million in 1999 which, in turn, was 67% higher than 1998 total revenue of $98.8 million. Net income attributable to common shareholders for 2000, 1999 and 1998 was $81.2 million, $51.1 million and $31.4 million, respectively. Diluted earnings per share for 2000, 1999 and 1998 were $0.57, $0.47 and $0.29, respectively.

    The results for 2000 include a charge of $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes [THE "SENIOR NOTES"]. Excluding the effect of this charge, net income attributable to common shareholders and diluted earnings per share for 2000 would have been $101.2 million and $0.71, respectively, reflecting increases of 98% and 51%, respectively compared to 1999.

    Overall, our growth in 2000 was driven by the contribution from a number of new products in our generic portfolio, the inclusion of DJ Pharma from October 6, 2000, and increased research and development activities undertaken for Intelligent Polymers prior to September 29, 2000. We experienced a decrease in licensing activity in 2000 compared to 1999 as we implemented our strategy to direct market our branded products through our sales and marketing operations. Our growth in 1999 was attributable to higher Tiazac-Registered Trademark- sales and the launch of four products in Canada, and more research and development work done on behalf of third parties and Intelligent Polymers.

REVENUE

    The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year.

                                                                                                           PERCENTAGE
                                                               YEAR ENDED                                    CHANGE
                                     ---------------------------------------------------------------   -------------------
                                            2000                  1999                  1998
                                     -------------------   -------------------   -------------------   1999 TO    1998 TO
                                      $000S        %        $000S        %        $000S        %         2000       1999
                                     --------   --------   --------   --------   --------   --------   --------   --------
Product sales......................  224,996       72      100,026       61       69,654       70        125%         44%
Research and development...........   69,121       22       54,860       33       17,570       18         26%        212%
Royalty and licensing..............   17,340        6       10,206        6       11,612       12         70%       (12)%
                                     -------      ---      -------      ---       ------      ---        ---        ----
Total revenue......................  311,457      100      165,092      100       98,836      100         89%         67%
                                     =======      ===      =======      ===       ======      ===        ===        ====

PRODUCT SALES

    In 2000, product sales were $225.0 million, compared to $100.0 million in 1999, and $69.7 million in 1998. Product sales comprised 72% of total revenue in 2000, compared to 61% and 70% in 1999 and 1998, respectively.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    The 125% increase in product sales in 2000 compared to 1999, was due to the combination of further market penetration of our Tiazac-Registered Trademark-brand, several successful generic product launches, and the incremental revenues from sales of DJ Pharma's product portfolio since October 6, 2000. Sales of our principal product Tiazac-Registered Trademark-, in the United States and Canada, increased by 23% in 2000 compared to 1999, however, as a percentage of total product sales, Tiazac-Registered Trademark- declined to 38% in 2000 from 70% in 1999, as sales of our generic products and the inclusion of DJ Pharma have reduced our dependence on this product. The growth in our generic product sales was a combination of increased market share of products launched in 1999 including our generic versions of Cardizem-Registered Trademark- CD, Trental and Verelan, and new product launches this year including our generic versions of Voltaren XR, Adalat CC and Procardia XL. Our generic products are sold through our marketing partner, Teva Pharmaceuticals USA, Inc. ["TEVA"]. Teva launched our generic version of Voltaren XR in February 2000, following receipt of FDA approval. Adalat CC 30mg dosage was launched in March 2000, which was six months earlier than scheduled as we had acquired the exclusive marketing rights to Elan Corporation, plc's ["ELAN"] version of the drug in October 1999. In
September 2000, we obtained final FDA approval for Procardia XL 60mg dosage, and in December 2000, our Adalat CC 60mg dosage was approved by the FDA. Teva immediately launched both of these products. In total, our sales of generic products increased by 265% over 1999, and represented approximately 40% of total product sales in 2000, compared to approximately 25% in 1999.

    Product sales in 1999 increased by 44% compared to 1998, attributable to strong sales of Tiazac-Registered Trademark- in the United States, through our marketing partner Forest Laboratories Inc. ["FOREST"], the launch of our generic versions of Cardizem-Registered Trademark- CD, Trental and Verelan, and the additions of Brexidol, Retavase, Celexa and Cardiac STATus to the Crystaal portfolio.

RESEARCH AND DEVELOPMENT

    Research and development revenues were $69.1 million in 2000, compared to $54.9 million in 1999, and $17.6 million in 1998. Research and development activities comprised 22% of total revenue in 2000, compared to 33% and 18% in 1999 and 1998, respectively.

    Research and development revenues increased by 26% in 2000 over 1999 which, in turn, were 212% higher than in 1998. The increase over the past two years came largely from services rendered to Intelligent Polymers, which expanded as certain of the products under development advanced from the formulation development stage to scale-up, and into clinical trials. After September 2000, Intelligent Polymers took over the development of its products, and accordingly we did not earn any revenue from Intelligent Polymers in the fourth quarter of 2000. We earned revenue of $55.2 million from Intelligent Polymers for the period ended September 2000, and $34.1 million and $10.1 million for 1999 and 1998, respectively. We also experienced year over year increases in performance from our contract research facility, measured in terms of patient bed nights and blood samples analyzed. We also have agreements with Teva, covering the development of certain generic oral controlled-release products, and with H. Lundbeck A/S, for a controlled-release formulation of the anti-depressant Citalopram.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

ROYALTY AND LICENSING

    Royalty and licensing activities generated revenues of $17.3 million, $10.2 million and $11.6 million, in 2000, 1999 and 1998, respectively. Royalty and licensing revenues comprised 6% of total revenue in both 2000 and 1999, and 12% in 1998.

    The 70% increase in royalty and licensing revenue in 2000 compared to 1999, and conversely the 12% decrease from 1998 to 1999, corresponds to the level of royalty income we earned in each of these years. Royalty income increased to $14.5 million in 2000, compared to $9.3 million and $10.5 million in 1999 and 1998, respectively. In the years presented, most of our royalties are derived from sales of Tiazac-Registered Trademark- to Forest. The increase in 2000 reflects higher Tiazac-Registered Trademark- product sales, while the decline in 1999 compared to 1998 reflected reduced royalties on Oruvail sales in the United States, where a competing generic product was introduced.

OPERATING EXPENSES

    The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year.

                                                                                                              PERCENTAGE
                                                                  YEAR ENDED                                    CHANGE
                                        ---------------------------------------------------------------   -------------------
                                               2000                  1999                  1998
                                        -------------------   -------------------   -------------------   1999 TO    1998 TO
                                         $000S        %        $000S        %        $000S        %         2000       1999
                                        --------   --------   --------   --------   --------   --------   --------   --------
Cost of goods sold....................   68,031       22       35,078       21       28,593       29         94%        23%
Research and development..............   61,823       20       34,515       21       17,490       18         79%        97%
Selling, general and administrative...   65,380       21       31,382       19       17,608       17        108%        78%
                                        -------       --      -------       --       ------       --        ---         --
Total expenses........................  195,234       63      100,975       61       63,691       64         93%        59%
                                        =======       ==      =======       ==       ======       ==        ===         ==

COST OF GOODS SOLD AND GROSS MARGINS

    Cost of goods sold was $68.0 million in 2000 compared to $35.1 million in 1999, and $28.6 million in 1998, reflecting increases of 94% from 1999 to 2000, and 23% from 1998 to 1999. The year over year increases were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of existing products. As a percentage of total revenue, cost of goods sold increased in 2000 compared to 1999 and declined compared to 1998, which reflects the trend in product sales as a percentage of total revenue.

    Gross margins based on product sales in 2000, 1999 and 1998 were 70%, 65% and 59%, respectively. Our gross margins were impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The increase in gross margin in 2000 compared to 1999 reflected the significantly higher proportion of generic products in the overall mix, as these products can often contribute higher margins than Tiazac-Registered Trademark-. As well, the inclusion of DJ Pharma's directly marketed products had a positive impact on the overall margin. The increase in gross margin in 1999 compared to 1998 was due in part to higher trade

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

compared with sample sales of Tiazac-Registered Trademark- to Forest. Trade supplies are sold at a higher price than samples and have a lower cost due to less packaging and labour. Also contributing to the improvement in 1999 were the launches of generic versions of Cardizem-Registered Trademark- CD and Verelan.

RESEARCH AND DEVELOPMENT

    Research and development expense was $61.8 million in 2000 compared to $34.5 million in 1999 and $17.5 million in 1998. Research and development costs have increased significantly in dollar terms, but have remained relatively constant as a percentage of total revenue, fluctuating between 18% and 21%. The year over year increases primarily reflected higher costs associated with the development of branded generic products on behalf of Intelligent Polymers, as these projects advanced into later stages. We did not incur any costs on these projects in the fourth quarter of 2000, as Intelligent Polymers took over the development of these products. The cost of providing these services to Intelligent Polymers was $35.2 million for period ended September 29, 2000, and $19.8 million and $6.7 million for the years ended December 31, 1999 and 1998, respectively.

    Also contributing to the 79% increase in 2000 compared to 1999, and to a lesser degree to the 97% increase from 1998 to 1999, was the inclusion of the amortization of Fuisz's acquired research and development, amounting to $9.2 million and $1.3 million in 2000 and 1999 respectively, and costs related to the development of FlashDose products. We also incurred higher costs at our contract research facility in proportion to the increased level of activity performed there for third party clients.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses were $65.4 million, $31.4 million and $17.6 million in 2000, 1999 and 1998, respectively. These expenses were 21% of total revenue in 2000, compared to 19% and 17% in 1999 and 1998, respectively. The 108% increase in selling, general and administrative expenses in 2000 compared to 1999 was mainly due to the acquisitions of, and the related amortization expense associated with, DJ Pharma and Fuisz. In addition, included in 2000 was a $7.5 million charge for additional costs related to the acquisition of Fuisz. These costs were not provided for at the date of the acquisition and, accordingly, were charged to net income. The increase in selling, general and administrative expenses arising from the acquisition of DJ Pharma and Fuisz was $28.7 million in 2000, and $3.6 million in 1999 relating only to Fuisz. Excluding the incremental costs of these acquisitions, adjusted selling, general and administrative expenses would have been approximately
$37 million and $28 million in 2000 and 1999, respectively, and 1998 would be unchanged at $17.6 million.

    Between 2000 and 1999, adjusted selling, general and administrative expenses increased by 32%, however declined as a percentage of revenue from 17% in 1999 to 12% in 2000. This decline reflects a December 2000 agreement we entered into with Aventis to dismiss our lawsuit against them. Our lawsuit, which we initiated in 1998, alleged interference with our ability to market products that would compete with Cardizem-Registered Trademark- CD in the United States and Canada. Under the terms of the agreement, Aventis reimbursed us for expenses we incurred during 2000 in pursuing the litigation, and for other expenses incurred reasonably related to the litigation. A portion of these costs was included in selling, general and administrative expenses. Accordingly, in the fourth quarter of 2000, we recorded the pertinent share of this

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

reimbursement to reduce selling, general and administrative expenses. We did not record any amount in excess of the expenses we had directly incurred during 2000 related to this matter, nor did we receive any reimbursement for costs incurred during 1999, which has contributed to the percentage decline, relative to revenue, of adjusted selling, general and administrative expenses between the two years.

    The increase in adjusted selling, general and administrative expenses in 1999 compared to 1998 was due to the expansion of our sales force at Crystaal and higher advertising and promotion expenditures associated with the launch of Brexidol, Retavase, Celexa and Cardiac STATus.

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

    Interest income was earned on our investment portfolio, which is comprised of high-grade commercial paper and U.S. government treasury bills. For the period from November 1998 to March 2000, interest expense was primarily related to our Senior Notes. Prior to this time, interest expense related to bank borrowings, which were repaid using the proceeds from the Senior Notes offering. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and 6.75% Convertible Subordinated Preferred Equivalent Debentures [THE "DEBENTURES"], and accordingly interest expense since this time primarily related to the Debentures. Interest on the Debentures was deducted from net income to determine net income attributable to common shareholders.

    With the exclusion of interest on the Debentures, net interest income was $19.1 million in 2000, compared to net interest expense of $9.2 million and $1.7 million in 1999 and 1998, respectively. Net interest income in 2000 reflects an increase in the average size of our investment portfolio following the concurrent offering, and prior to our acquisitions of Intelligent Polymers, the Cardizem-Registered Trademark- Products and DJ Pharma. Interest expense in 1999 increased significantly from 1998 due to the inclusion of a full year of interest on the Senior Notes.

PREMIUM PAID ON EARLY REDEMPTION OF U.S. DOLLAR SENIOR NOTES

    The total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The amount reported in 2000 includes the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS

    In 1999, we disposed of certain long-term investments, which we had acquired in 1998, for a net gain of $1.9 million.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

PROVISION FOR INCOME TAXES

    Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $5.8 million, $4.2 million and $2.0 million in 2000, 1999 and 1998, respectively. The provision for 2000 included a $3.6 million reversal of the future tax liability related to Fuisz's acquired research and development. Excluding the reversal the provisions for income taxes reflect effective tax rates on income before taxes, excluding non-deductible amounts, of approximately 8%, 7% and 6% in 2000, 1999 and 1998, respectively. The low effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations earn income predominately in the United States.

INTEREST ON CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    The value of the Debentures is comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present value of the interest and principal components are being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003.

    Interest on the Debentures was comprised on cash interest paid of $15.8 million, and the accretion of the principal and interest components of $12.5 million.

EBITDA

    EBITDA, defined as earnings before interest, taxes, depreciation and amortization, and excluding the premium paid, equity loss, and net gains, was $146.4 million, $74.3 million, and $40.1 million in 2000, 1999 and 1998, respectively.

NET INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP

    Under U.S. GAAP, the net loss in 2000 was $148.0 million, or a diluted loss per share of $1.16, compared to the 1999 net loss of $110.0 million, or a diluted loss per share of $1.07, and the 1998 net income of $41.6 million, or diluted earnings per share of $0.38.

    For purposes of reconciling our consolidated results under Canadian GAAP to those under U.S. GAAP the most significant adjustments were as follows:

ACQUIRED RESEARCH AND DEVELOPMENT

    Under U.S. GAAP, acquired research and development having no alternative future use must be written-off at the time of acquisition. Under U.S. GAAP, we recorded a $208.4 million one-time charge in

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

2000 for acquired research and development related to the acquisition of Intelligent Polymers. In 1999, we recorded a $137.5 million one-time charge for acquired research and development related to the acquisition of Fuisz, and we expensed the $25 million paid to Intelligent Polymers for the rights to Procardia XL. Under Canadian GAAP, the acquired research and development has been capitalized and is being amortized over its estimated useful life. Amortization expense under Canadian GAAP amounted to $9.8 million in 2000, and $1.3 million in 1999.

REVENUE RECOGNITION

    Under U.S. GAAP, pursuant to SAB 101 the cumulative effect of the change in accounting principle on prior years resulted in a $43.5 million charge to the net loss in 2000. Under Canadian GAAP, the effect of the change in accounting policy for revenue recognition was recorded on a retroactive basis as an adjustment to prior years' reported revenue and net income.

DEBENTURES

    Under U.S. GAAP, no portion of the proceeds from the issuance of the Debentures was attributed to the conversion feature. Accordingly, under U.S. GAAP there was no charge to interest expense for the accretion of the interest and principal components.

GOODWILL AND INTANGIBLE ASSETS

    The increase in goodwill from $38.5 million at December 31, 1999 to $106.9 million at December 31, 2000, reflected the acquisition of DJ Pharma. The increase in intangible assets to $1.0 billion at December 31, 2000 from $206.7 million at December 31, 1999, primarily reflects the acquisition of the Cardizem-Registered Trademark- Products valued at $406.1 million, Intelligent Polymers' acquired research and development of $208.4 million, and the value assigned to the DJ Pharma product portfolio of $154.1 million. In addition, under amendments to our marketing agreement with Elan for Adalat CC 30mg, we have agreed to make minimum license payments to Elan over six years in the aggregate amount of $73.5 million, which we have capitalized at the discounted value of $64.7 million.

    We review long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. In doing so, we compare the carrying amount to the related, estimated discounted future net cash flows.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, we had cash and cash equivalents of $125.1 million compared to cash, cash equivalents, and short-term investments of $232.7 million at December 31, 1999. In December 2000, we arranged a
$300 million revolving term Senior Secured Credit Facility [THE "CREDIT FACILITY"] that, subject certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. At December 31, 2000, we had borrowed $210 million from the Credit Facility to finance the initial payment for the Cardizem-Registered Trademark- Products.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    At December 31, 2000, we had total long-term obligations of $438.7 million, including the current portion thereof. Long-term obligations consisted of the $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis for the Cardizem-Registered Trademark- Products, $58.1 million owing to Elan under the amended Adalat CC 30mg marketing agreement, and $8.8 million of other obligations. At December 31, 1999, we had $137.5 million of long-term obligations, including $125 million of our Senior Notes.

    Also at December 31, 2000, we had $300.0 million face value of Debentures outstanding, which are due March 31, 2025. The Debentures are presented within shareholders' equity to reflect our option to pay the interest and principal using the proceeds from the sale of our common shares or other equity securities. The $301.3 million reported amount of the Debentures was comprised of the value of the discounted principal and interest components of $257.8 million net of financing costs, and the value of the holder conversion option of $43.5 million. The Debentures are convertible at any time into our common shares at $30.337 per common share, and may be redeemed at our option beginning on March 31, 2003 at prescribed redemption prices. We have the special right to redeem the Debentures if the trading price of our common shares equals or exceeds $45.505 on the New York Stock Exchange for a specified period, subject to certain restrictions. Interest on the Debentures is payable quarterly in arrears. Subject to certain conditions, we have the right to defer the payment of interest for up to twenty consecutive quarters. Interest and principal are payable in cash or, at our option, using the proceeds from the sale of our common shares or other equity securities.

    At December 31, 2000, our working capital ratio was 0.9:1 compared to 4.1:1 at December 31, 1999. This decline was primarily due to a lower cash, cash equivalents and short-term investment balances, and an increase in the current portion of long-term obligations resulting from our acquisitions of DJ Pharma and Intelligent Polymers for cash consideration, and our obligation to Aventis for the Cardizem-Registered Trademark- Products, which is payable in 2001.

    Cash provided by operating activities, after changes in non-cash operating items, was $113.1 million in 2000 compared to $81.0 million and $53.6 million in 1999 and 1998, respectively. This increase reflects net income, after adjustments for non-cash items, of $160.3 million in 2000 compared to $60.9 million and $36.4 million in 1999 and 1998, respectively. We had a net increase in non-cash operating items of $47.2 million in 2000, compared to a decline of $20.1 million in 1999, and $17.2 million in 1998.

    Net cash used in investing activities was $574.8 million, $129.4 million and $33.0 million in 2000, 1999 and 1998, respectively. Additions to property, plant and equipment were $15.8 million, $7.8 million and $3.9 million in 2000, 1999 and 1998, respectively, and primarily related to the expansion of our manufacturing facilities. Business acquisitions, net of cash acquired, totaled $614.7 million in 2000 consisting of $239.7 million for the Cardizem-Registered Trademark- Products, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma, and $9.8 million of additional consideration paid for Fuisz, compared to $43.7 million in 1999 which was entirely related to Fuisz. We acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million in 2000. We acquired the rights to Procardia XL for $25 million in 1999, and other product rights and royalty interests for $13.3 million and $19 million in 1999 and 1998, respectively. The net activity in short-term investments provided cash of $65.9 million in 2000, and used $54.7 million in 1999. In 2000, as our short-term

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

investments matured we converted them into cash equivalents with original maturities of 90 days or less. Cash expended on long-term investments was $2.5 million and $10.0 million in 2000 and 1998, respectively, and cash received on the disposal of long-term investments was $12.0 million in 1999. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz. We received cash from the repayment of Executive Stock Purchase Plan loans of $3.1 million in 1999.

    Net cash provided by financing activities was $409.0 million, $147.9 million and $49.5 million in 2000, 1999 and 1998, respectively. Net proceeds from the concurrent offering in March 2000 were $95.3 million from the issue of common shares, and $288.8 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million, which we issued in 1998 for net proceeds of $120.4 million. We paid interest of $15.8 million on the Debentures in 2000. In October 1999, we completed an equity offering for net proceeds of $246.1 million. Proceeds from issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $14.3 million, $7.6 million and $3.9 million in 2000, 1999 and 1998, respectively. We repurchased common shares on the open market, under our share repurchase program, for $30.6 million and $72.1 million in 1999 and 1998, respectively. We received proceeds of $6.0 million on the exercise of warrants in 2000. We borrowed $210 million from our Credit Facility, and paid $3 million in arrangement fees. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 1999, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $75.2 million. In 1998, the net repayments of other long-term obligations totaled $2.7 million.

    Overall, our cash and cash equivalents decreased by $52.9 million in 2000, and increased by $99.8 million and $70.0 million in 1999 and 1998, respectively.

    In February 2000, we entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico. This acquisition closed in January 2001, at which time we paid the remaining purchase price of $10 million.

    We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

MARKET RISK

    We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

    Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

    We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

    The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

    We are exposed to interest rate risk on borrowings from our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would increase interest expense by approximately $2 million on an annual basis. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

    The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our long-term obligations to Aventis and Elan is fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

    We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

OUTLOOK

    The following discussion is intended to provide an outlook for 2001 and beyond. Our actual results could be materially different from those described in this outlook section due to the many risks and uncertainties inherent in the pharmaceutical industry, some of which are more specific to our business, some or all of which are not predicable or within our control. To the extent statements made in this section and elsewhere in the MD&A contain information that is not historical, these statements are essentially forward looking. Forward looking statements are subject to risks and uncertainties and include, without limitation, the difficulty of predicting FDA approvals, market acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability and pricing of raw materials and finished products from third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    Net product sales revenues are expected to grow significantly in 2001. This growth is expected to come from an expansion of our existing U.S. sales organization and from full year sales of various pharmaceutical products including products acquired in October 2000 as a result of the acquisition of DJ Pharma, sales of the Cardizem-Registered Trademark- Products acquired in December 2000, full year sales of several generic products including Adalat CC 30mg and 60mg, Procardia XL 60mg all launched during 2000, Procardia XL 30mg that was launched in February 2001 and Monocor that was launched in Canada in August 2000. Additionally, significant growth is also expected from several other marketed and co-promoted products including Canadian
Tiazac-Registered Trademark-, Celexa and Retavase. Tempering this growth may be the launch of a generic version of our Tiazac-Registered Trademark- product by a generic company. It is our intention to launch our own generic version of Tiazac-Registered Trademark- to mitigate the potential negative impact this event may have. Wholesaler stocking patterns, managed care and formulary acceptance and pricing practices, the introduction of competitive products, acceptable supply of raw material and finished product from third parties and market acceptance by patients, physicians and formularies may affect sales of our products.

    During the next several years, we intend to continue expanding our sales and marketing activities and directly market and sell more products. We anticipate launching additional pharmaceutical products in the future. These products may be developed internally through our research and development efforts or may be acquired or licensed from third parties. However, there can be no assurances that we will be successful in continuing this expansion or that any expanded sales and marketing activities will be successful due to factors such as the risks associated with development, clinical testing and obtaining regulatory clearance of products for marketing, the difficulties and costs associated with acquiring from third parties products to market, the uncertainties surrounding the acceptance of new products by the intended markets, the introduction and marketing of competitive products, risks related to patents and proprietary rights and the current health care cost containment environment. Several of our products may face competition from newly approved products or products in late-stage development by other pharmaceutical companies. Many of these companies have greater financial resources, technical staff and manufacturing and marketing capabilities than we have and may negatively impact our product sales revenue.

    Research and development revenues are expected to be significantly lower in 2001 from 2000 due to the acquisition of Intelligent Polymers at the end of the third quarter 2000. Intelligent Polymers funded the development of certain products since inception in October 1997. Research and development revenues from Intelligent Polymers for 2000, 1999 and 1998 were $55.2 million, $34.1 million, and $10.1 million respectively. We expect to increase non Intelligent Polymers research and development revenues modestly in 2001 and future years. This modest increase is expected to come from bioanalytical, biopharmaceutic and statistical analysis services provided to other third parties through our integrated contract research facility.

    Contract research service initiatives with third parties are generally subject to continuation of development programs by third parties and therefore may be cancelled or delayed on short notice due to technical issues, marketing concerns, reallocation of third party resources and changes in priorities.

    Royalty and licensing revenue is expected to increase in 2001 and are expected to decline modestly over future years. The increase in 2001 royalty and licensing revenue is expected as a result of the acquisition of the Cardizem-Registered Trademark- Products and an associated royalty coming from the sales of these products

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

by a third party. We also receive royalty revenue from the sales of Tiazac-Registered Trademark- in the U.S. As discussed above, a generic to Tiazac-Registered Trademark- may be launched in the U.S. This would have a negative impact on the U.S. sales of the Tiazac-Registered Trademark- brand and the associated royalty revenues. Royalty and licensing revenue is subject to the impact of the launch of competitive products and other market risks associated with the sale and promotion of pharmaceutical products. Licensing revenue will be impacted by SAB 101, which we adopted retroactively in 2000. Under SAB 101, certain upfront and milestone fees will be deferred and recognized over the period during which we have continuing obligations under the agreement.

    We expect gross margins as a percentage to product sales revenue to increase in 2001 and over the longer term, although quarter over quarter fluctuations will continue to occur. Higher gross margins are expected due to the acquisition of several high margin products including certain products acquired as part of the acquisition of DJ Pharma and the acquired Cardizem-Registered Trademark-Products.

    Research and development expense is expected to decline modestly in 2001 from 2000 levels and are then expected to increase in line with the expected increase in total revenues. The decline in research and development expense in 2001 is primarily due to the accelerated research and development spending in 2000 related to several brands under development through funding from Intelligent Polymers. We plan to expand internal technology and product development research in order to continue strengthening our leadership in the drug delivery field. We may also in-license or acquire products that are currently in development from other companies and record the fees paid to these companies as acquired research and development.

    Selling, general and administrative expenses are expected to increase significantly in 2001. This increase is primarily due to the impact of a full year of selling general and administrative expenses associated with the acquisition of DJ Pharma, the amortization expense associated with the acquisition of the Cardizem-Registered Trademark- Products and other product rights, the increase in promotional efforts of our existing and future products, a planned expansion of our sales force during the latter part of 2001 and the associated expansion of our senior management team, and the amortization of goodwill and other intangibles. In the future, our selling, general and administrative expenses are expected to increase and are expected to be impacted by the timing of the launch of new products and the impact of anticipated partnering activities associated with the launch of these new products. Partnering arrangements and the launch of new products are subject to numerous risks including, but not limited too, our ability to attract partnering arrangements on terms that are favourable, the acceptance of these products in the marketplace by patients, doctors and formularies, regulatory approval, competitive products and other risks.

    Interest expense is expected to increase significantly due to a full year of interest expense related to our Debentures and any advances under the Credit Facility. Additionally, interest expense will include the imputed interest associated with future payments related to the acquisition of the Cardizem-Registered Trademark- Products and other product rights.

    Our tax rate is expected to increase in 2001 due to our anticipated revenue mix in 2001 versus 2000. We expect a greater proportion of our revenues to originate from the U.S. in 2001 versus 2000. These U.S. revenues are expected to attract a higher level of tax and are therefore expected to increase our overall effective corporate tax rate. The actual effective income tax rate will depend upon the actual level

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

of earnings, changes in tax laws, and the amount of investment and research tax credits and tax loss carryforwards and our ability to utilize such tax credits and tax loss carryforwards.

FORWARD LOOKING STATEMENTS

    To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 1 of our Form 20-F filing with the SEC.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                                AUDITORS' REPORT

To the Shareholders of
BIOVAIL CORPORATION

    We have audited the consolidated balance sheets of BIOVAIL CORPORATION as at December 31, 2000 and 1999 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

    The consolidated financial statements as at December 31, 1998 and for the year then ended, prior to adjustment for the changes in accounting policies for revenue recognition and earnings per share as described in Note 3, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 14, 1999. We have audited the adjustments to the 1998 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

    On February 26, 2001, we reported separately to the shareholders of BIOVAIL CORPORATION on financial statements for the years ended December 31, 2000 and 1999, prepared in accordance with United States generally accepted accounting principles.

(Signed) ERNST & YOUNG LLP
Chartered Accountants
Toronto, Canada,
February 26, 2001.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

1.  GOVERNING STATUTE AND NATURE OF OPERATIONS

    Biovail Corporation ["BIOVAIL" OR THE "COMPANY"] is incorporated under the laws of the Province of Ontario, Canada. The Company is a fully integrated international pharmaceutical company applying advanced proprietary controlled-release drug delivery technology to the development of superior branded and cost-effective generic formulations of medications for the treatment of chronic medical conditions. The Company is engaged in all stages of pharmaceutical development, from research and development through clinical testing and regulatory filings to full-scale manufacturing. The Company's common shares trade on the New York and Toronto Stock Exchanges.

2.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ["GAAP"], applied on a consistent basis. The accounting principles differ in certain respects from U.S. GAAP as described in note 24.

    As of January 1, 2000, the Company began to report its consolidated results in accordance with U.S. GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are made available to all shareholders and filed with various regulatory authorities.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and those of all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, sales returns, allowances and rebates, useful lives of long-lived assets, including intangibles, and the realizability of future tax assets.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of all financial assets and liabilities, other than the Convertible Subordinated Preferred Equivalent Debentures and
    U.S. Dollar Senior Notes, approximates their carrying value at December 31, 2000 and 1999. Fair value of a financial instrument is defined as the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

    CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. Cash equivalents are carried at cost, which approximates fair value.

    Short-term investments are generally held to maturity and are carried at cost, which approximates fair value. Short-term investments include highly liquid investments with original maturities greater than three months but less than one year when purchased. Short-term investments generally consist of high-grade commercial paper and U.S. government treasury bills.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Realized gains and losses on cash equivalents and short-term investments are included in net income and are immaterial for all periods presented.

    INVENTORIES

    Inventories are comprised of raw materials, work in process and finished goods, which are valued at the lower of cost and replacement cost, on a first-in, first-out basis. The costs of raw materials and acquired finished goods inventories are the purchase price of the product and attributable direct costs, less trade discounts. The cost of manufactured inventory includes the purchase price of raw materials, direct labour, and the application of attributable overheads.

    LONG-TERM INVESTMENTS

    Long-term investments are reported at cost less any provision for a loss in value that is other than a temporary decline.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are reported at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on the following estimated useful lives:

    Buildings...................................................      25 years
    Machinery and equipment.....................................    5-10 years
    Other equipment.............................................     3-5 years
    Leasehold improvements......................................  term of lease

    GOODWILL AND INTANGIBLE ASSETS

    Goodwill and intangible assets are reported at cost, less accumulated amortization. Amortization is computed using the straight-line method based on the following estimated useful lives:

    Goodwill....................................................    20 years
    Workforce...................................................  6-10 years
    Acquired research and development...........................  5-15 years
    Core technology.............................................    15 years
    Brand names.................................................    20 years
    Product rights and royalty interests........................  10-20 years

    The Company reviews long-lived identifiable assets and goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated discounted future net cash flows.

    OTHER ASSETS

    Other assets include deferred financing costs related to the revolving term credit facility, which are reported at cost, less accumulated amortization. The deferred financing costs are amortized over the three year term of the facility. Amortization expense is included as a component of interest expense.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    The liability method of tax allocation is used. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets which are "more likely than not" to be unrealized. Future tax assets and liabilities are measured using the substantively enacted tax rates and laws expected to apply when the assets are expected to be realized or the liabilities are expected to be settled.

    REVENUE RECOGNITION

    PRODUCT SALES -- Product sales revenue is recognized when the product is shipped to the customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances and amounts payable to licensors. In certain circumstances the Company allows customers to return or exchange products and, accordingly, the Company maintains provisions for estimated product returns or exchanges. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. When the products are shipped at a future date, they are billed to the customer at the contractual rate.

    RESEARCH AND DEVELOPMENT -- Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development arrangements, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement.

    ROYALTY AND LICENSING -- Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

    RESEARCH AND DEVELOPMENT

    Research costs are expensed in the period in which they are incurred; development costs are expensed in the period in which they are incurred unless they meet the criteria for deferral. To December 31, 2000, no development costs have been deferred. Acquired research and development, and the cost of intangibles that are purchased from others for a particular research and development project, are deferred and amortized over their estimated useful lives, which range from five to fifteen years.

    ADVERTISING COSTS

    Advertising and promotion costs related to new product launches are expensed upon the first showing of the product. Advertising expense for 2000, 1999 and 1998 was $3,434,000, $4,955,000 and $1,968,000, respectively.

    REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

    The Company reports its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars. Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) adjustment is reported as a component of shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar, Irish pound and Swiss franc.

    Foreign currency transaction gains and losses are included in net income, and are immaterial for all periods presented.

    STOCK OPTION PLAN

    No compensation expense is recognized when stock options are issued to employees under the Company's stock option plan. Any consideration paid by employees on the exercise of stock options is credited to share capital.

    Options issued to non-employees are fair valued at the date of grant using the Black-Scholes option pricing model.

    EARNINGS PER SHARE

    Earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method.

3.  CHANGES IN ACCOUNTING POLICIES

    REVENUE RECOGNITION

    The Company implemented the provisions of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ["SAB 101"], "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described in the revenue recognition accounting policy for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 1998, the cumulative effect of the change in accounting policy on prior years resulted in a charge to retained earnings of $18,100,000. For 2000, the effect was to increase revenue by $9,300,000.

    Amounts as originally reported are as follows:

                                                                    1999       1998
                                                                     $          $
                                                                  --------   --------
    Deferred revenue............................................    4,962      4,516
    Retained earnings...........................................   57,252     24,748
    Revenue.....................................................  176,492    112,836
    Net income attributable to common shareholders..............   62,480     45,419
    Earnings per share
      Basic.....................................................     0.61       0.43
      Diluted...................................................     0.58       0.42
                                                                  =======    =======

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

3.  CHANGES IN ACCOUNTING POLICIES (CONTINUED)
    Amounts as restated are as follows:

                                                                    1999       1998
                                                                     $          $
                                                                  --------   --------
    Deferred revenue............................................   48,462     36,616
    Retained earnings (deficit).................................   13,752     (7,352)
    Revenue.....................................................  165,092     98,836
    Net income attributable to common shareholders..............   51,080     31,419
    Earnings per share
      Basic.....................................................     0.50       0.29
      Diluted...................................................     0.47       0.29
                                                                  =======     ======

    INCOME TAXES

    Effective January 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' ["CICA"] Handbook
    Section 3465, "Income Taxes". Accordingly, the liability method of tax allocation is used as described in the income tax accounting policy. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in the financial statements and tax returns. The new recommendations have been applied retroactively without restatement of the financial statements of prior years. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51,848,000 to retained earnings, a decrease in goodwill of $32,892,000, and a net increase in future income tax liability of $18,956,000. The adjustment was primarily the result of the 1999 acquisition of Fuisz Technologies Ltd. and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

    EARNINGS PER SHARE

    Effective December 31, 2000, the Company adopted the new recommendations of CICA Handbook Section 3500, "Earnings Per Share". Accordingly, basic and diluted earnings per share are calculated using the methodology described in the earnings per share accounting policy. The new recommendations have been applied retroactively to restate all diluted earnings per share amounts in these consolidated financial statements.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS

    2000 ACQUISITIONS

    During 2000, the Company completed the acquisitions of Intelligent Polymers Limited, the Cardizem-Registered Trademark- product line and DJ Pharma, Inc. These acquisitions were accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values on the respective dates of acquisition as follows:

                                                               INTELLIGENT                                       DJ
                                                                POLYMERS     CARDIZEM-REGISTERED TRADEMARK-   PHARMA,
                                                                 LIMITED                PRODUCTS                INC.      TOTAL
                                                                    $                      $                     $          $
                                                               -----------   ------------------------------   --------   --------
    Current assets...........................................       3,287            --                        14,705      17,992
    Equipment................................................      --                --                           672         672
    Deferred compensation trust fund.........................      --                --                         8,268       8,268
    Assembled workforce......................................      --                --                         5,200       5,200
    Acquired research and development........................     208,424            --                         --        208,424
    Brand names and product rights...........................       5,000                406,070              130,500     541,570
    Goodwill.................................................      --                --                       103,389     103,389
    Current liabilities......................................     (14,270)           --                       (22,844)    (37,114)
    Future tax liability.....................................      --                --                       (32,892)    (32,892)
    Deferred compensation obligation.........................      --                --                        (8,268)     (8,268)
    Debt assumed.............................................      --                --                       (34,169)    (34,169)
                                                                 --------               --------              --------   --------
                                                                  202,441                406,070              164,561     773,072
                                                                 ========               ========              ========   ========
    Consideration
      Cash paid, net of cash acquired........................     202,441                239,652              162,802     604,895
      Issue of non-employee options..........................      --                        590                --            590
      Fair value of options granted to employees.............      --                --                         1,759       1,759
      Accrued acquisition costs..............................      --                      4,000                --          4,000
      Aventis obligation.....................................      --                    161,828                --        161,828
                                                                 --------               --------              --------   --------
                                                                  202,441                406,070              164,561     773,072
                                                                 ========               ========              ========   ========

    INTELLIGENT POLYMERS LIMITED

    BACKGROUND

    In July 1997, Intelligent Polymers Limited, a Bermuda corporation ["INTELLIGENT POLYMERS"] was formed primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

    In September 1997, the Company concluded a development and license agreement [THE "DEVELOPMENT CONTRACT"] and a services agreement with Intelligent Polymers, whereby the Company would develop the designated products on Intelligent Polymers' behalf.

    In an initial public offering in October 1997, 3,737,500 units of Intelligent Polymers were sold to the public, resulting in net proceeds to Intelligent Polymers, after offering costs, of approximately $69,500,000. The proceeds of the offering were used by Intelligent Polymers to make payments to the Company under the Development Contract.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    Payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 for the period ended September 29, 2000 and $33,000,000 and $9,700,000 for the years ended December 31, 1999 and 1998, respectively. The cost of providing these services to Intelligent Polymers was $35,200,000 for the period ended September 29, 2000 and $19,800,000 and $6,700,000 for the years ended December 31, 1999 and 1998, respectively.

    In December 1999, the Company exercised its option to acquire the rights to the generic version of Procardia XL, developed on behalf of Intelligent Polymers, for $25,000,000. The right to Procardia XL was capitalized and is being amortized over its estimated useful life of ten years.

    The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, had an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided the Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. If the purchase option had been exercised, the purchase price calculated on a per share basis would have been as follows:

                                                                  PURCHASE OPTION
                                                                  EXERCISE PRICE
                                                                         $
                                                                  ---------------
    Before October 1, 2000......................................       39.06
    On or after October 1, 2000 and on or before September 30,
      2001......................................................       48.83
    On or after October 1, 2001 and on or before September 30,
      2002......................................................       61.04
                                                                       =====

    DESCRIPTION OF ACQUISITION

    On September 29, 2000, the Company sold all of its interest in and to the special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd., a British Virgin Islands company ["IPL ACQUIRECO"], in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, the Company invested $141,500,000 in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. As a result of IPL Acquireco's acquisition of Intelligent Polymers, certain provisions of the Development Contract were amended such that Intelligent Polymers took over the development of the designated products, including directly contracting with, and making payments to, third parties.

    The Company, as holder of all of the non-voting common shares of IPL Acquireco, had the option, exercisable at its sole discretion, to purchase all of the voting common shares of IPL Acquireco at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

    On December 29, 2000, the Company exercised its option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in these consolidated financial statements from December 29, 2000.

    ACQUIRED RESEARCH AND DEVELOPMENT

    At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, U.S. Federal Drug Administration ["FDA"] approval, and commercialization. The

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    INTANGIBLE ASSET

    Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right has been included in the value of the net assets of Intelligent Polymers acquired, and will be amortized over its estimated useful life.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, IPL Acquireco and Intelligent Polymers as if the acquisition had occurred on January 1, 1999. All transactions between the Company and Intelligent Polymers have been eliminated. A full year of amortization is included in the consolidated results of both periods presented.

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  255,946    132,092
    Net loss attributable to common shareholders................  (35,803)   (46,622)
    Basic and diluted loss per share............................    (0.28)     (0.45)
                                                                  =======    =======

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had IPL Acquireco and Intelligent Polymers been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    DESCRIPTION OF ACQUISITION

    On December 28, 2000, the Company acquired the North American rights to the Cardizem-Registered Trademark- product lines [THE
    "CARDIZEM-REGISTERED TRADEMARK- PRODUCTS"] from Aventis
    Pharmaceuticals, Inc. and its affiliates ["AVENTIS"].
    Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in the Cardizem-Registered Trademark-Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001, following the completion of the payments described below.

    The purchase price for the Cardizem-Registered Trademark- Products was $409,500,000 in cash comprised of an initial payment of $239,500,000, and the balance of $170,000,000 payable equally over the four quarters of 2001. The remaining payments have been present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, which has been allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    MANUFACTURING AND TRANSITIONAL SERVICES AGREEMENTS

    In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis under which Aventis will continue to manufacture, supply and provide distribution services for specified periods to the Company for the Cardizem-Registered Trademark-Products. The terms of these agreements are summarized as follows:

    Aventis will manufacture and package, or cause another party to manufacture and package, the Cardizem-Registered Trademark- Products for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture the Cardizem-Registered Trademark- Products on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional consideration under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003,
    respectively.

    Aventis has agreed to reimburse the Company for transitional expenses incurred by the Company including general and administrative, manufacturing, inventory write-offs, and sales and marketing expenses related to the Cardizem-Registered Trademark- Products. The reimbursements are limited to $11,000,000 and $10,000,000 for transitional expenses incurred in the two calendar quarters ending June 30, 2001 and December 31, 2001, respectively.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of consolidated results of operations of the Company including the contribution from the Cardizem-Registered Trademark- Products as if the acquisition had occurred on January 1, 1999. The contribution includes only direct expenses related to the Cardizem-Registered Trademark- Products and, as such, does not include any allocation of indirect selling, general and administrative expenses. A full year of amortization, and interest expense on advances under the revolving term credit facility, are included in the consolidated results of both periods presented. Included in the consolidated results of 1999 is the amortization of the imputed interest on the Aventis obligation.

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  569,612    812,592
    Net income attributable to common shareholders..............  231,393    467,324
    Basic earnings per share....................................     1.80       4.56
    Diluted earnings per share..................................     1.61       4.32
                                                                  =======    =======

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution from the Cardizem-Registered Trademark- Products been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    DJ PHARMA, INC. [RENAMED BIOVAIL PHARMACEUTICALS INC.]

    DESCRIPTION OF ACQUISITION

    On October 6, 2000, the Company acquired DJ Pharma, Inc. ["DJ PHARMA"], for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. The total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on ratios of the past and future service periods divided by the total

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the consolidated financial statements of the Company from October 6, 2000.

    DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ["DURA"]. The products obtained from Dura include a patented broad-spectrum antibiotic ["KEFTAB"] used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company; a line of prescription cough, cold and allergy branded generic products ["DURA-VENT"] developed by Dura; and a line of prescription cough, cold and allergy branded generic products ["RONDEC"] developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ["SCHERING"] antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

    DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

    ASSEMBLED WORKFORCE

    At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and is estimated to have a useful life of six years.

    PRODUCT RIGHTS

    At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provide the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002 in return for payment of certain license fees based on a percentage of net sales, subject to annual maximums [THE "DURA AGREEMENT"]. At the expiration of the Dura Agreement, DJ Pharma obtains Dura's rights to Dura-Vent worldwide and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert back to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

    DEFERRED COMPENSATION

    DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totaling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the name of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for U.S. income tax purposes. The assets of the trust have been consolidated with the accounts of the employer in the financial statements of the employer, with the corresponding amount recorded as a deferred compensation obligation. Changes in the value of the assets held by the trust are recorded in earnings each period, with a corresponding charge (credit) to compensation expense to reflect the fair value of the amount owed to the participants.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    FUTURE INCOME TAXES

    At the acquisition date, the Company recognized a net future income tax liability of $32,892,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill.

    SUBSEQUENT TRANSACTION

    On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement, and to settle the promissory note payable and the product acquisition notes payable to Dura, plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and DJ Pharma as if the acquisition had occurred on January 1, 1999. A full year of amortization is included in the consolidated results of both periods presented.

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  343,669    202,273
    Net income attributable to common shareholders..............   69,890     45,293
    Basic earnings per share....................................     0.54       0.44
    Diluted earnings per share..................................     0.49       0.42

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had DJ Pharma been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    1999 ACQUISITION

    FUISZ TECHNOLOGIES LTD. [RENAMED BIOVAIL TECHNOLOGIES LTD.]

    DESCRIPTION OF ACQUISITION

    On November 12, 1999, the Company completed the acquisition of Fuisz Technologies Ltd. ["FUISZ"] for $177,897,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark-and other drug delivery technologies [THE "FUISZ TECHNOLOGY"].

    Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 6,176,620 common shares of the Company, with a fair value of $96,006,000. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's common shares before and after the date of acquisition on November 12, 1999 and after giving effect to the normal costs of the issue of shares.

    PURCHASE PRICE ALLOCATION

    The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The equity loss for this period amounted to $1,618,000. The assets, liabilities, revenue and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

    The purchase price of $177,897,000, which includes acquisition costs of $6,326,000, was allocated as follows:


    Current assets..............................................  $ 60,617
    Assets held for disposal....................................    20,000
    Buildings and equipment.....................................    16,893
    Acquired research and development...........................   137,470
    Intangible assets...........................................       358
    Workforce...................................................     2,041
    Core technology.............................................    11,185
    Goodwill....................................................    37,224
    Current liabilities.........................................   (21,820)
    Debt assumed................................................   (86,071)
                                                                  --------
    PURCHASE PRICE..............................................  $177,897
                                                                  ========

    Included in the provision for restructuring costs related to the acquisition of Fuisz, established by the Company at the date of acquisition, was $10,000,000 for the settlement of a pre-acquisition contract. The settlement of this contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the provision was based on the information available to the Company at that time. The provision was included in the determination of the net assets of Fuisz acquired. During 2000, the Company entered into a final settlement of this pre-acquisition contract.

    During 2000, the Company issued 27,000 additional common shares in relation to the acquisition of Fuisz with a fair value of $386,000. The cash settlement of the contract and the issuance of additional common shares resulted in a charge of $7,460,000 to net income.

    FUTURE INCOME TAXES

    Effective January 1, 2000, upon the adoption of the new recommendations for income taxes described in the changes in accounting policies, the Company recognized a net future income tax liability of $57,656,000 for the tax consequences of differences, as at the acquisition date of November 12, 1999, between the assigned values and tax bases of Fuisz's acquired assets and liabilities, excluding goodwill. In addition, the Company recognized $32,892,000 of tax benefits for available Fuisz U.S. tax loss carryforwards as at the acquisition date, resulting in a corresponding reduction in the value of Fuisz goodwill acquired.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    ACQUIRED RESEARCH AND DEVELOPMENT

    The Fuisz Technology involves drug delivery platforms and the application of such platforms to specific product development programs. At the date of acquisition, Fuisz was involved in seventeen product development projects for a number of pharmaceutical companies which were in various stages of completion. With the exception of certain nutraceutical products, the Fuisz Technology had not been employed in any product which had received regulatory approval to date and was considered to have no alternative future use other than for the therapeutic indications for which it was in development or which may be developed. Accordingly, technological feasibility of the products related to the Fuisz Technology was not established at the acquisition date and was considered to be in-process research and development.

    Two of the projects had been submitted for approval with the applicable regulatory authorities. One project was submitted to the FDA in June 1998 and the other was submitted to the Medical Control Agency in the U.K. ["MCA"] in April 1998. The remaining fifteen projects were expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the next eighteen months.

    The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942,000,000 per annum, estimated costs to completion of these products were approximately $9,500,000 and a discount rate of 28% was used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved ongoing formulation, bio-equivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    If the projects under development are successful, the Company expects that the Fuisz Technology will have an extended life cycle. Because the Fuisz Technology is based on drug delivery, the technology can be applied to numerous products. Although the risk of technological feasibility is always present in each product, the Company's strategy is to exploit the technology through numerous product developments which the Company expects will occur over at least fifteen years from the date of acquisition.

    In April 2000, one of the products under development at the acquisition date received approval from the MCA. The product, a rapid dissolve form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz Technology.

    ASSETS HELD FOR DISPOSAL

    The Company determined, as part of its evaluation of the purchase of Fuisz, that certain operations of Fuisz were not strategic to Biovail's business plans and accordingly should be sold.

    Prior to the completion of the stock exchange, on October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly-owned European subsidiaries for proceeds of $28,700,000. Further, Fuisz agreed to assign all of the rights, privileges and advantages from its Cebutid trademark to the purchaser of its European subsidiaries for proceeds of $10,273,000. No gain or loss was recognized by the Company on these transactions as these subsidiaries were included in the purchase price allocation at their fair value when Biovail acquired its 49% interest in Fuisz.

    On December 1, 1999, with an effective date of January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ["CLONMEL"], a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. The Company recognized no gain or loss on this transaction as Clonmel was included at its fair value in the purchase price allocation on November 12, 1999.

    Under the terms of the sale of Clonmel, the Company repaid an IRL8,452,000 term bank loan connected with the 1997 acquisition of Clonmel by Fuisz, utilizing the restricted cash balance of $11,258,000 that was pledged as collateral against the term bank loan at December 31, 1999.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

4.  ACQUISITIONS (CONTINUED)
    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and Fuisz as if the acquisition, disposals and repayment of convertible subordinated debentures had occurred on January 1, 1998. A full year of amortization and interest costs is included for both periods presented.

                                                                    1999       1998
                                                                     $          $
                                                                  --------   --------
    Total revenue...............................................  177,018    111,835
    Net income (loss) attributable to common shareholders.......   10,492    (17,089)
    Basic and diluted earnings (loss) per share.................     0.09      (0.15)
                                                                  =======    =======

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Fuisz been included in the Company's consolidated financial statements from January 1, 1998. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

5.  CASH AND CASH EQUIVALENTS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Cash and bank certificates of deposit.......................   65,784     38,776
    Money market funds and corporate debt securities............   59,360    139,310
                                                                  -------    -------
                                                                  125,144    178,086
                                                                  =======    =======

6.  ACCOUNTS RECEIVABLE

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Trade (net of allowance for doubtful accounts of $4,049,000
      and $3,255,000 for 2000 and 1999, respectively)...........   98,442     50,458
    Royalties...................................................    3,565      3,176
    Other.......................................................    3,843      6,937
                                                                  -------     ------
                                                                  105,850     60,571
                                                                  =======     ======

    The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Three customers accounted for 61% and 82% of trade and royalties receivable at December 31, 2000 and 1999, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

7.  INVENTORIES

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Raw materials...............................................    7,140      5,149
    Work in process.............................................    5,079      4,258
    Finished goods..............................................   11,889      3,294
                                                                   ------     ------
                                                                   24,108     12,701
                                                                   ======     ======

8.  LONG-TERM INVESTMENTS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Investment in Hemispherx Biopharma, Inc.....................   2,250      --
    Other securities............................................     204      --
    Investment in Intelligent Polymers..........................    --          12
                                                                   -----        --
                                                                   2,454        12
                                                                   =====        ==

    In February 2000, the Company invested $2,250,000 in common shares of Hemispherx Biopharma, Inc. ["HEMISPHERX"]. The investment represents approximately 1% of the outstanding common shares of Hemispherx. The fair value of the investment at December 31, 2000 was $1,357,000.

    In September 2000, the 12,000 special shares of Intelligent Polymers, acquired by the Company in 1997, were sold to IPL Acquireco.

    During 1999, the Company sold certain long-term investments, which had been acquired in 1998, for a net gain of $1,948,000.

9.  PROPERTY, PLANT AND EQUIPMENT

                                                                           2000                      1999
                                                                  -----------------------   -----------------------
                                                                             ACCUMULATED               ACCUMULATED
                                                                    COST     DEPRECIATION     COST     DEPRECIATION
                                                                     $            $            $            $
                                                                  --------   ------------   --------   ------------
    Land........................................................    4,419       --            1,270       --
    Buildings...................................................   19,489        4,553       17,423        3,724
    Machinery and equipment.....................................   30,054       10,701       24,914        7,366
    Other equipment and leasehold improvements..................   20,233        6,400       15,873        3,090
                                                                   ------       ------       ------       ------
                                                                   74,195       21,654       59,480       14,180
    Less accumulated depreciation...............................   21,654                    14,180
                                                                   ------                    ------
                                                                   52,541                    45,300
                                                                   ======                    ======

    Depreciation expense amounted to $8,096,000, $4,138,000 and $3,074,000 in 2000, 1999 and 1998, respectively.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

10. GOODWILL

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Cost........................................................  112,440     42,053
    Less accumulated amortization...............................    5,510      3,539
                                                                  -------     ------
                                                                  106,930     38,514
                                                                  =======     ======

    Amortization expense amounted to $2,058,000, $2,018,000 and $204,000 in 2000, 1999 and 1998, respectively.

11. INTANGIBLE ASSETS

                                                                    2000        1999
                                                                      $          $
                                                                  ---------   --------
    Workforce...................................................      7,241     2,041
    Core technology.............................................     11,185    11,185
    Acquired research and development...........................    345,894   137,470
    Brand names, product rights and royalty interests
      Cardizem-Registered Trademark- Products...................    406,070     --
      Keftab, Dura-Vent, Rondec and Cedax.......................    154,089     --
      Adalat Product............................................     64,720     9,000
      Procardia XL..............................................     25,000    25,000
      Tiazac-Registered Trademark-..............................     15,000    15,000
      Other.....................................................     22,217    11,602
                                                                  ---------   -------
                                                                  1,051,416   211,298
    Less accumulated amortization...............................     24,134     4,629
                                                                  ---------   -------
                                                                  1,027,282   206,669
                                                                  =========   =======

    Amortization expense amounted to $19,830,000, $3,286,000 and $1,551,000 in 2000, 1999 and 1998, respectively.

    ADALAT PRODUCT

    On October 4, 1999, Biovail and Elan Corporation, plc ["ELAN"] entered into a licensing and supply agreement, whereby Biovail obtained a license to distribute Elan's generic version of Adalat CC 30mg dosage [THE "ADALAT PRODUCT"] in exchange for royalties based on a percentage of sales. The Company first launched the Adalat Product in March 2000. Elan manufactures and supplies the Adalat Product to Biovail.

    On December 29, 2000, Biovail and Elan agreed to certain amendments to the licensing and supply agreement [THE "AMENDED AGREEMENT"], effective
    January 1, 2000. The initial term of the Amended Agreement is fifteen years from the date of first commercial sale. Under the terms of the Amended Agreement, Biovail will pay to Elan annual minimum license payments, exclusive of the direct manufacturing cost of the Adalat Product purchased from Elan.

    The minimum license payments have been capitalized as a product right, with a corresponding long-term obligation to Elan. The value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000, resulting in a

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

11. INTANGIBLE ASSETS (CONTINUED)
    discount of $8,780,000. The product right will be amortized over its estimated useful life, which is the remaining initial term of the Amended Agreement. At the end of the initial term, the Amended Agreement continues automatically for subsequent two-year periods, unless terminated by either party.

12. OTHER ASSETS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Deferred financing costs....................................    3,000     5,024
    Less accumulated amortization...............................    --          805
                                                                   ------     -----
                                                                    3,000     4,219
    Deferred compensation trust fund............................    8,311      --
                                                                   ------     -----
                                                                   11,311     4,219
                                                                   ======     =====

    Amortization expense related to deferred financing costs amounted to $179,000, $698,000 and $128,000 in 2000, 1999 and 1998, respectively.

    At December 31, 1999, the deferred financing costs related to the U.S. Dollar Senior Notes [THE "SENIOR NOTES"], and the amortization expense in 2000 related to these costs. In March 2000, the remaining unamortized costs were written off upon the Company's repurchase of the Senior Notes.

13. ACCRUED LIABILITIES

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Accrued product returns, rebates and chargebacks............   16,895        798
    Employee costs..............................................    5,696      4,528
    Provision for restructuring costs...........................    3,482     13,597
    Royalties...................................................    3,355      1,331
    Professional fees...........................................    2,438      2,163
    Interest....................................................      426      1,736
    Product rights..............................................    --         1,524
    Other.......................................................    3,160      5,430
                                                                   ------     ------
                                                                   35,452     31,107
                                                                   ======     ======

    At December 31, 2000, the provision for restructuring costs comprises $1,602,000 related to the acquisition of DJ Pharma and $1,880,000
    (1999 -- $13,597,000) related to the acquisition of Fuisz. These costs were included in the determination of the net assets of DJ Pharma and Fuisz acquired, respectively.

    At December 31, 2000, the provision for restructuring costs related to the acquisition of DJ Pharma consists of employee costs of $1,362,000 and $240,000 of other costs.

    At December 31, 2000, the provision for restructuring costs related to the acquisition of Fuisz consists of $1,000,000 (1999 -- $11,250,000) for the settlement of contracts, $880,000 (1999 -- $1,303,000) for the termination of employees and nil (1999 -- $1,044,000) of other costs. The reduction in the provision was substantially the result of cash payments made during 2000.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

14. LONG-TERM OBLIGATIONS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Revolving term credit facility [I]..........................  210,000      --
    Aventis obligation [II].....................................  161,828      --
    Elan obligation [III].......................................   58,090      --
    Deferred compensation.......................................    8,311      --
    Non-interest bearing government loan [IV]...................      470      1,250
    U.S. Dollar Senior Notes [V]................................    --       125,000
    Term bank loan [VI].........................................    --        10,799
    Other debt..................................................       45        455
                                                                  -------    -------
                                                                  438,744    137,504
    Less current portion........................................  182,564     12,016
                                                                  -------    -------
                                                                  256,180    125,488
                                                                  =======    =======

    (i) REVOLVING TERM CREDIT FACILITY

    On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia [THE "BANK"] for a revolving term $300,000,000 Senior Secured Credit Facility [THE "CREDIT FACILITY"]. The Credit Facility is fully underwritten by the Bank in anticipation of syndication to the Bank and other financial institutions [THE "LENDERS"] who may commit to a portion of the Credit Facility. The Credit Facility is revolving in nature for the initial term of 364 days and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. If the Lenders elect not to extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly instalments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

    Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on acquisition, capital and debt restructuring related activity exceeding established thresholds. Upon a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

    Borrowings may be by way of U.S. dollar London Interbank Offering Rate ["LIBOR"] or U.S. Base Rate advances or Canadian dollar Prime Rate or Bankers' Acceptance ["BA"] advances. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of Base Rate and Prime Rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rate of interest at December 31, 2000 was 8.84%.

    (ii) AVENTIS OBLIGATION

    The Aventis obligation of $170,000,000 was assumed on the acquisition of the Cardizem-Registered Trademark- Products. The obligation, which is non-interest bearing, has been discounted by $8,172,000, based on an imputed interest rate of approximately 8%. The obligation is payable in quarterly instalments of $42,500,000 on March 30, June 29, September 28 and
    December 28, 2001.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

14. LONG-TERM OBLIGATIONS (CONTINUED)
    (iii) ELAN OBLIGATION

    The Elan obligation of $73,500,000 reflects the minimum license payments assumed under the Amended Agreement for the Adalat Product. The obligation, which is non-interest bearing, has been discounted by $8,780,000 based on an imputed interest rate of approximately 8%. The first instalment of $17,500,000, which is payable on January 5, 2001, has been recorded net of $6,630,000 due to the Company from Elan. The remaining instalments are payable quarterly in the following gross annual amounts:
    2001 -- $16,000,000; 2002 -- $14,000,000; 2003 -- $10,000,000;
    2004 -- $8,000,000; and 2005 -- $8,000,000.

    (iv) NON-INTEREST BEARING GOVERNMENT LOAN

    The non-interest bearing government loan is payable to Western Economic Diversification, a Canadian federal government agency. The final payment is due in 2001.

    (v) U.S. DOLLAR SENIOR NOTES

    Issued under an indenture dated November 16, 1998, the Senior Notes were general unsecured senior obligations, which bore interest at 10 7/8%, payable semi-annually in arrears on May 15 and November 15 of each year. The Senior Notes were due to mature on November 15, 2005.

    At December 31, 1999, the fair value of the Senior Notes was $128,388,000.

    In March 2000, the Company repurchased all of its outstanding Senior Notes at a redemption price of 112.820% of the principal amount, plus accrued interest. The premium paid by the Company of $16,017,000 consisted of a consent payment of $2,500,000 and a premium of $13,517,000 calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4%
    U.S. Treasury Note due November 20, 2002. The premium paid along with the unamortized deferred financing costs on the Senior Notes are reported as a charge to net income.

    (vi) TERM BANK LOAN

    The term bank loan of IRL8,452,000 bore interest at the bank's reference rate plus margin (aggregate rate of 4.13% at December 31, 1999). The loan was collateralized by a restricted cash balance of $11,258,000, which was used to repay the loan in January 2000.

    INTEREST

    Interest expense on long-term obligations amounted to $3,059,000, $13,594,000 and $2,358,000 for the years ended December 31, 2000, 1999 and
    1998, respectively.

    PRINCIPAL REPAYMENTS

    Principal repayments on long-term obligations for the years ending December 31 are as follows:

                                                                     $
                                                                  --------
    2001........................................................  182,564
    2002........................................................  116,835
    2003........................................................  114,219
    2004........................................................    7,388
    2005........................................................    7,466
    2006........................................................    1,961
    Thereafter..................................................    8,311
                                                                  -------
                                                                  438,744
                                                                  =======

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

15. CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Interest component..........................................   38,514     --
    Principal component.........................................  219,280     --
    Holder conversion option....................................   43,503     --
                                                                  -------      ---
                                                                  301,297     --
                                                                  =======      ===

    In accordance with CICA recommendations, the Convertible Subordinated Preferred Equivalent Debentures [THE "DEBENTURES"] are presented within shareholders' equity to reflect the Company's option to pay the interest and principal using the proceeds from the sale of common shares or other equity securities of the Company. The value of the Debentures is comprised of the holder conversion option and the interest and principal components. The value ascribed to the option component was determined using the residual method after calculating the amount attributable to the interest and principal components, which were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued. The present value of the interest and principal components amounted to $256,494,000, resulting in a value of $43,506,000 being ascribed to the holder conversion option. The present value of the interest and principal components is being accreted to the face value of the payments over the three year period preceding the first redemption date on March 31, 2003, and is included in the determination of net income attributable to common shareholders. The principal component is reported net of financing costs.

    DESCRIPTION

    The Company issued under an indenture dated March 22, 2000, 6,000,000 Debentures, due on March 31, 2025 for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. The Debentures are unsecured and subordinated to all senior indebtedness, as defined, of the Company. At the holders' option, the Debentures are convertible at any time into common shares of the Company at $30.337 per common share.

    During 2000, 300 Debentures, with a face value of $15,000, were converted into 494 common shares of the Company.

    INTEREST

    The Debentures bear interest at 6.75%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Subject to certain conditions, the Company has the right to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods. At the option of the Company, the deferred interest may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    Interest expense on the Debentures amounted to $15,750,000 for the period ended December 31, 2000.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

15. CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES (CONTINUED) OPTIONAL REDEMPTION

    On or after March 31, 2003, the Company may, at its option, redeem, in whole or in part, the Debentures at the following prices, plus accrued and unpaid interest, if redeemed during the twelve month period commencing on March 31 of the years indicated:

                                                                  REDEMPTION
                                                                     PRICE
                                                                       %
                                                                  -----------
    2003........................................................    104.725
    2004........................................................    104.050
    2005........................................................    103.375
    2006........................................................    102.700
    2007........................................................    102.025
    2008........................................................    101.350
    2009........................................................    100.675
    2010 and thereafter.........................................    100.000

    The principal and interest payable on any redemption date are payable in cash by the Company or, at the option of the Company, may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    SPECIAL REDEMPTION

    At any time prior to March 31, 2003, other than during periods where the Company has elected to defer the payment of interest, the Company may redeem the Debentures at its option, in whole or in part, at 106.750% of the principal amount plus accrued and unpaid interest, if the trading price of the Company's common shares equals or exceeds $45.505 per share on the New York Stock Exchange for 20 trading days within 30 consecutive trading days ending one day prior to the day on which the Company sends out a special redemption notice. If the Company undertakes a special redemption, the holders of the Debentures called for redemption will receive an additional payment in an amount equal to the present value of the aggregate amount of the interest that would have thereafter been payable on the Debentures from the special redemption date to March 31, 2003. The present value would be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the additional period. The Company would be obligated to make the additional payment on all the Debentures called for special redemption, whether or not those Debentures are converted into common shares prior to the special redemption date.

    FAIR VALUE

    At December 31, 2000, the fair value of the Debentures, based on the quoted market price, was $428,979,000.

16. SHARE CAPITAL

    AUTHORIZED AND ISSUED SHARES

    STOCK SPLITS

    In October 2000, pursuant to shareholders' consent received at the 2000 annual meeting, the Company's common shares split on a 2 for 1 basis.

    In December 1999, the shareholders of the Company authorized a 2 for 1 stock split and an increase in authorized shares to an unlimited number of common shares without par value.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

16. SHARE CAPITAL (CONTINUED)
    All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock splits.

    SHARE OFFERINGS

    In March 2000, concurrent with the offering of the Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

    In October 1999, the Company completed a share offering by issuing 20,360,000 common shares for gross proceeds of $259,590,000 less issue costs of $13,538,000.

    STOCK REPURCHASE PROGRAM

    During 1998, the Company implemented a stock repurchase program under which the Company was able to purchase up to 10% of its issued and outstanding common shares. Prior to December 31, 1998, 9,087,600 common shares had been repurchased under this program at a cost of $72,141,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $70,380,000, was charged to retained earnings. During 1999, 2,930,800 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $29,976,000, was charged to retained earnings. The program was terminated with no further common shares repurchased.

    STOCK OPTION PLAN

    Under the Company's Stock Option Plan, as amended [THE "PLAN"], the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in October 2000 and December 1999, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

    The option vesting terms vary based on the type of option. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

    Options granted after January 1, 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on the first anniversary of the grant and expire not later than seven years from the date of the grant.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

16. SHARE CAPITAL (CONTINUED)
    The following table summarizes the Company's stock option activity for the three years ended December 31, 2000, taking into effect the 2 for 1 stock splits in October 2000 and December 1999:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                                  OPTIONS    EXERCISE PRICE
                                                                   [000S]          $
                                                                  --------   --------------
    OUTSTANDING BALANCE, DECEMBER 31, 1997......................   10,079          6.29
    Granted.....................................................    1,204          8.79
    Exercised...................................................   (1,882)         2.14
    Forfeited...................................................     (560)         7.67
                                                                   ------         -----
    OUTSTANDING BALANCE, DECEMBER 31, 1998......................    8,841          6.91
    Granted.....................................................    3,369         18.57
    Exercised...................................................   (1,334)         5.72
    Forfeited...................................................     (429)         7.37
                                                                   ------         -----
    OUTSTANDING BALANCE, DECEMBER 31, 1999......................   10,447         10.81
    Granted.....................................................    2,345         27.06
    Exercised...................................................   (2,436)         5.79
    Forfeited...................................................     (307)        18.29
                                                                   ------         -----
    OUTSTANDING BALANCE, DECEMBER 31, 2000......................   10,049         15.58
                                                                   ======         =====

    The following table summarizes the information about options outstanding at December 31, 2000:

                                                       WEIGHTED
                                                       AVERAGE
                                                      REMAINING       WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                                     OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
    RANGE OF EXERCISE PRICES $         [000S]          [YEARS]               $             [000S]             $
    --------------------------       -----------   ----------------   ----------------   -----------   ----------------
    2.96 - 3.13....................       240             2.7               2.99               22            2.55
    5.00 - 7.50....................       391             1.2               6.79              291            6.73
    7.58 - 10.50...................     4,986             2.3               8.22            2,567            7.91
    12.77 - 17.50..................       421             3.9              16.08              389           22.50
    22.50 - 29.00..................     2,953             6.1              22.77            --             --
    36.00 - 38.84..................     1,058             7.0              36.10            --             --
                                       ------                              -----            -----           -----
                                       10,049                              15.58            3,269            9.50
                                       ======                              =====            =====           =====

    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan ["EPP"] was approved by the shareholders at the Special Shareholders Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration the 2 for 1 stock splits in October 2000 and December 1999, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue directly from treasury or purchase shares in the

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

16. SHARE CAPITAL (CONTINUED)
    market from time to time to satisfy the obligations under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

    WARRANTS

    In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. The net proceeds to Intelligent Polymers of the offering after offering expenses amounted to approximately $69,500,000. On September 30, 1999, the units separated and the Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants are exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

    In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and recorded a charge to retained earnings to reflect the equivalent contribution to Intelligent Polymers.

    During 2000, 150,250 warrants were exercised in exchange for 601,000 common shares of the Company. The Company received proceeds on the exercise of warrants of $6,010,000.

17. INCOME TAXES

    The components of the provision for income taxes are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Current.....................................................   5,610      4,215      2,024
    Future......................................................     185       --         --
                                                                   -----      -----      -----
                                                                   5,795      4,215      2,024
                                                                   =====      =====      =====

    The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Income before provision for income taxes....................  115,248     55,295     33,443
    Expected Canadian statutory rate............................    44.39%     44.81%     44.81%
                                                                  -------    -------    -------
    Expected provision for income taxes.........................   51,159     24,778     14,986
    Non-deductible amounts
      Goodwill amortization.....................................      914        904         91
      Compensation cost for employee stock options..............      205      --         --
      Equity loss...............................................    --           725      --
    Foreign tax rate differences................................  (58,615)   (31,818)   (16,698)
    Unrecognized income tax benefit of losses...................   10,977      8,184      3,355
    Other.......................................................    1,155      1,442        290
                                                                  -------    -------    -------
                                                                    5,795      4,215      2,024
                                                                  =======    =======    =======

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

17. INCOME TAXES (CONTINUED)
    The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

    Future income taxes have been provided on the following temporary differences:

                                                                    2000
                                                                     $
                                                                  --------
    Future tax assets
      Tax loss carryforwards....................................   39,837
      Scientific Research and Experimental Development ["SR&ED"]
        pool....................................................   16,664
      Investment tax credits....................................   11,180
      Financing costs...........................................    9,320
      Other.....................................................    4,963
                                                                  -------
    Total future tax assets.....................................   81,964
    Less valuation allowance on future tax assets...............  (43,250)
                                                                  -------
    Net future tax assets.......................................   38,714
                                                                  -------
    Future tax liability
      Intangible assets.........................................   90,747
                                                                  -------
    NET FUTURE INCOME TAX LIABILITY.............................   52,033
                                                                  =======

    At December 31, 2000, the Company has accumulated tax losses for federal and provincial purposes in Canada, and for federal and state purposes in the U.S. The Company also has unclaimed Canadian investment tax credits. The losses and investment tax credits can be used to offset future years' taxable income. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred. The tax losses and investment tax credits expire as follows:

                                                                             TAX LOSSES
                                                                  --------------------------------
                                                                         CANADA
                                                                  ---------------------              INVESTMENT
                                                                  FEDERAL    PROVINCIAL     U.S.     TAX CREDITS
                                                                     $           $           $            $
                                                                  --------   ----------   --------   -----------
    2001........................................................    --          1,173       --             47
    2002........................................................    --          2,896       --          --
    2003........................................................       50         118       --          --
    2004........................................................    4,892       5,271       --            430
    2005........................................................    1,757       7,995       --            499
    2006........................................................    4,387       4,387       --          1,116
    2007........................................................    4,859       9,721       1,398       1,224
    2008........................................................    --          --          6,068       1,478
    2009........................................................    --          --          6,745       3,175
    2010........................................................    --          --          3,109       3,207
    2011........................................................    --          --         16,424       --
    2012........................................................    --          --         15,483       --
    2018........................................................    --          --         22,132       --
    2019........................................................    --          --         13,549       --
                                                                   ------      ------      ------      ------
                                                                   15,945      31,561      84,908      11,176
                                                                   ======      ======      ======      ======

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

17. INCOME TAXES (CONTINUED)
    In addition, the Company has pooled SR&ED expenditures amounting to approximately $39,400,000 available to offset against future years' taxable income from the Canadian operations, which may be carried forward indefinitely.

18. EARNINGS PER SHARE

    Earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Earnings per share, for all periods presented, were calculated using the weighted average number of common shares outstanding during each period, as follows:

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    BASIC EARNINGS PER SHARE
    Net income attributable to common shareholders..............  $ 81,163   $ 51,080   $ 31,419
    Weighted average number of common shares outstanding
      (000s)....................................................   128,824    102,542    106,564
                                                                  --------   --------   --------
    BASIC EARNINGS PER SHARE....................................  $   0.63   $   0.50   $   0.29
                                                                  ========   ========   ========

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    DILUTED EARNINGS PER SHARE
    Net income attributable to common shareholders..............  $ 81,163   $ 51,080   $ 31,419
    Weighted average number of common shares outstanding
      (000s)....................................................   128,824    102,542    106,564
    Dilutive effect of warrants (000s)..........................     9,657      3,315      --
    Dilutive effect of stock options (000s).....................     5,031      2,317      2,380
                                                                  --------   --------   --------
    Adjusted weighted average number of common shares
      outstanding (000s)........................................   143,512    108,174    108,944
                                                                  --------   --------   --------
    DILUTED EARNINGS PER SHARE..................................  $   0.57   $   0.47   $   0.29
                                                                  ========   ========   ========

    For 2000, the Debentures have been excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

19. COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES

    The Company occupies certain facilities under lease arrangements and leases certain equipment. Rental payments amounted to approximately $4,800,000, $700,000 and $600,000 in 2000, 1999 and 1998, respectively.

    Minimum future lease payments under operating leases for the years ending December 31 are as follows:

                                                                     $
                                                                  --------
    2001........................................................   5,224
    2002........................................................   3,547
    2003........................................................   1,745
    2004........................................................   1,745
    2005........................................................   1,277
    Thereafter..................................................   1,606
                                                                   =====

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

19. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    CAPITAL COMMITMENT

    On February 7, 2000, the Company entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico for $11,000,000, including a $1,000,000 deposit made on the date of the agreement. Included in the acquisition of this facility is specialized production and packaging equipment. The closing date is scheduled for January 2001, at which time the Company is committed to paying the remaining acquisition price of $10,000,000.

20. CASH FLOW INFORMATION

    NET CHANGE IN NON-CASH OPERATING ITEMS

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Accounts receivable.........................................  (35,950)    (9,973)   (10,036)
    Inventories.................................................   (3,886)    (1,560)     6,307
    Deposits and prepaid expenses...............................   (1,673)       693     (1,304)
    Accounts payable............................................   (5,432)     9,214      7,363
    Accrued liabilities.........................................   (9,840)     7,399     (1,800)
    Income taxes payable........................................    3,779      2,604         (9)
    Deferred revenue............................................    5,772     11,746     16,676
                                                                  -------     ------    -------
                                                                  (47,230)    20,123     17,197
                                                                  =======     ======    =======

    ACQUISITION OF BUSINESSES, NET OF CASH ACQUIRED

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Cardizem-Registered Trademark- Products.....................  (239,652)    --         --
    Intelligent Polymers........................................  (202,441)    --         --
    DJ Pharma...................................................  (162,802)    --         --
    Fuisz.......................................................    (9,790)  (43,720)     --
                                                                  --------   -------    -------
                                                                  (614,685)  (43,720)     --
                                                                  ========   =======    =======

    NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Long-term obligation assumed on acquisition of
      Cardizem-Registered Trademark- Products...................  (161,828)    --         --
    Accrued acquisition costs related to the
      Cardizem-Registered Trademark- Products...................    (4,000)    --         --
    Long-term obligation assumed on license of Adalat Product...   (58,090)    --         --
    Issuance of common shares on acquisition of Fuisz...........     --      (96,006)     --
                                                                  --------   -------    -------
                                                                  (223,918)  (96,006)     --
                                                                  ========   =======    =======

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

20. CASH FLOW INFORMATION (CONTINUED)
    CASH PAID DURING THE YEAR

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Interest paid...............................................   20,546     14,526     1,050
    Income taxes paid...........................................    1,889      1,831     2,153
                                                                   ======     ======     =====

21. LEGAL PROCEEDINGS

    From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

    In this regard, Biovail Corporation and its wholly-owned subsidiary, Biovail Laboratories, Inc. ["BIOVAIL"], have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ["PFIZER"], upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

    Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

    On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer Corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

    On or about February 15, 2001, ANDRX Pharmaceuticals, Inc. commenced action against Biovail Corporation and Biovail Laboratories, Inc. [TOGETHER "BIOVAIL"] in which ANDRX alleged that Biovail had improperly listed a patent [NO. 6,162,463] in the FDA's "Orange/Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. ANDRX's motion for Injunctive Relief was denied.

    Biovail will contest ANDRX's allegations aggressively, and will raise defenses and counter-claims.

    Since this action is at its initial stages, it is not possible to provide any reasonable forecast at this time. Nevertheless, in the event that some tests on ANDRX's generic Tiazac-Registered Trademark- show that it infringes on Biovail's listed 463 Patent, Biovail will launch a patent infringement suit against ANDRX.

    In February 2001, Biovail Laboratories, Inc. commenced an action against Mylan Pharmaceuticals, Inc. and Pfizer Inc. claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

    On or about February 13, 2001, Mylan Pharmaceuticals, Inc. brought an action against the FDA alleging that the FDA had improperly granted to Biovail Laboratories, Inc. approval of its generic version of Pfizer Inc.'s 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

21. LEGAL PROCEEDINGS (CONTINUED)
    Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The Court has not yet ruled on Mylan's application for injunctive relief. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product. Nevertheless, this action is in the early stages and it is not possible to be more definitive at this time with respect to the likely result of the suit.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ["FUISZ"]. Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ["BIOVAIL TECHNOLOGIES"].

    In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties [THE "COMPLAINT"]. The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail Technologies seeks $25,000,000 in damages, treble damages of $75,000,000, interest, punitive damages and attorneys fees. Biovail believes that the allegations against the defendants are meritorious and is in the process of vigorously litigating the suit.

    In connection with the Fuisz acquisition Biovail entered into a Consulting Agreement [THE "CONSULTING AGREEMENT"] and an Option Agreement [THE "OPTION AGREEMENT"] [TOGETHER, THE "AGREEMENTS"] with Richard Fuisz. Pursuant to the Agreements, Biovail acquired Richard Fuisz's shares in Fuisz
    Technologies Ltd. In March 2000, Richard Fuisz commenced an action in the district court of Delaware against Biovail [THE "DELAWARE ACTION"].

    The Delaware Action alleges that Biovail fraudulently induced the Agreements and that Biovail is in breach of the Agreements. The Delaware Action seeks rescission of the Agreements plus damages or, in the alternative, entitlement to a sum of $8,000,000 plus interest pursuant to the Consulting Agreement. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and is vigorously defending the lawsuit.

    Biovail entered into a settlement with Hoechst Aktiengesselschaft and related parties with respect to an action commenced by Biovail in March 1998 with respect to damages to Biovail resulting from an agreement between Hoechst and Andrx Pharmaceuticals that had the effect of blocking the marketing of Biovail's generic version of Cardizem-Registered Trademark-CD.

    In December 2000, the Company completed a settlement of the legal action it had brought against Hoechst AG and related parties ["AVENTIS"]. As a result of this settlement, the Company received the sum of $19,500,000 as a reimbursement for expenses directly incurred in pursuing the litigation, and other expenses reasonably related to the litigation, during 2000. The reimbursement has been recorded as a reduction to costs of $3,700,000 included in cost of goods sold, and to costs of $15,800,000 included in selling, general and administrative expenses. The Company did not receive any reimbursement for costs related to the litigation incurred prior to 2000.

22. RESEARCH AND DEVELOPMENT ARRANGEMENTS

    TEVA PHARMACEUTICALS

    In December 1997, the Company entered into an agreement with Teva Pharmaceuticals USA, Inc. ["TEVA"] for the development and marketing of certain generic oral controlled-release products. As at December 31, 2000, generic versions of Trental, Cardizem-Registered Trademark- CD, Adalat CC, Voltaren XR and Procardia XL have been approved by the FDA, and ANDAs for two others have been filed with the FDA.

    Under the terms of the agreement, Teva was obligated to pay the Company an aggregate of $34,500,000, subject to certain milestones. Of the $34,500,000, $23,500,000 related to reimbursement of research and development costs and $11,000,000 to the initial purchase of product. Payments received by the Company from Teva pursuant to the agreement for reimbursement of research and development costs were $13,500,000 and $10,000,000 for 1998 and 1997, respectively. Pursuant to a separate agreement, the Company earned research and development revenue of $4,800,000 from Teva in 1999.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

22. RESEARCH AND DEVELOPMENT ARRANGEMENTS (CONTINUED)
    Product sales to Teva were $89,700,000, $19,100,000 and $5,000,000 in 2000,
    1999 and 1998, respectively.

    H. LUNDBECK A/S

    In December 1998, the Company entered into an agreement with H. Lundbeck A/S ["LUNDBECK"] for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.

    Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8,500,000, subject to certain milestones.

    Payments received by the Company from Lundbeck for product development, pursuant to the agreement, were $1,000,000, $2,000,000 and $3,500,000 in
    2000, 1999 and 1998, respectively.

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS

    Organizationally, the Company's operations consist of three segments:
    Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

    The RESEARCH AND DEVELOPMENT segment covers all revenue generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers prior to September 29, 2000, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenue received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

    The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expenses attributable to the business units. Corporate general and administrative expenses, and interest income and expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Amortization and depreciation of administrative assets and goodwill are included as a component of unallocated selling, general and administrative expenses.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)
    INFORMATION BY REPORTABLE SEGMENTS

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING      TOTAL
                                                                     $            $              $            $
                                                                  --------   ------------   -----------   ---------
    2000
    Revenue from external customers.............................  224,996       69,121        17,340        311,457
                                                                  =======      =======        ======      =========
    Segment operating income....................................  114,779          502        17,054        132,335
    Unallocated amounts
      Selling, general and administrative expenses..............                                            (16,112)
      Interest income, net......................................                                             19,064
      Premium paid on early extinguishment of U.S. Dollar Senior
        Notes...................................................                                            (20,039)
                                                                                                          ---------
    Income before provision for income taxes....................                                            115,248
                                                                                                          =========
    Segment assets..............................................  824,248      377,589        19,638      1,221,475
    Unallocated amounts
      Cash and investments......................................                                            110,776
      Goodwill and other........................................                                            128,716
                                                                                                          ---------
                                                                                                          1,460,967
                                                                                                          =========
    Segment capital expenditures, net...........................   31,402        1,916         4,000         37,318
    Unallocated amount..........................................                                              6,279
                                                                                                          ---------
                                                                                                             43,597
                                                                                                          =========
    Segment depreciation and amortization.......................   12,034       13,898         1,071         27,003
    Unallocated amount..........................................                                              3,160
                                                                                                          ---------
                                                                                                             30,163
                                                                                                          =========

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                     $            $              $           $
                                                                  --------   ------------   -----------   --------
    1999
    Revenue from external customers.............................  100,026       54,860        10,206      165,092
                                                                  =======      =======        ======      =======
    Segment operating income....................................   46,802       18,163         9,792       74,757
    Unallocated amounts
      Selling, general and administrative expenses..............                                          (10,640)
      Equity loss...............................................                                           (1,618)
      Interest expense, net.....................................                                           (9,152)
      Gain on disposal of long-term investments, net............                                            1,948
                                                                                                          -------
    Income before provision for income taxes....................                                           55,295
                                                                                                          =======
    Segment assets..............................................  139,076      169,767        18,888      327,731
    Unallocated amounts
      Cash and investments......................................                                          183,937
      Goodwill and other........................................                                          123,469
                                                                                                          -------
                                                                                                          635,137
                                                                                                          =======
    Segment capital expenditures, net...........................   43,137        2,562         --          45,699
    Unallocated amount..........................................                                              400
                                                                                                          -------
                                                                                                           46,099
                                                                                                          =======
    Segment depreciation and amortization.......................    3,130        4,507         1,416        9,053
    Unallocated amount..........................................                                            1,087
                                                                                                          -------
                                                                                                           10,140
                                                                                                          =======

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                     $            $              $           $
                                                                  --------   ------------   -----------   --------
    1998
    Revenue from external customers.............................   69,654       17,570        11,612       98,836
                                                                   ======       ======        ======      =======
    Segment operating income (loss).............................   31,280       (1,453)       11,272       41,099
    Unallocated amounts
      Selling, general and administrative expenses..............                                           (5,954)
      Interest expense, net.....................................                                           (1,702)
                                                                                                          -------
    Income before provision for income taxes....................                                           33,443
                                                                                                          =======
    Segment assets..............................................   86,420        7,845        18,016      112,281
    Unallocated amounts
      Cash and investments......................................                                           78,503
      Other unallocated assets..................................                                            9,135
                                                                                                          -------
                                                                                                          199,919
                                                                                                          =======

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

23. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                     $            $              $           $
                                                                  --------   ------------   -----------   --------
    Segment capital expenditures, net...........................    6,383          740        15,000       22,123
    Unallocated amount..........................................                                            5,385
                                                                                                          -------
                                                                                                           27,508
                                                                                                          =======
    Segment depreciation and amortization.......................    2,209          842         1,482        4,533
    Unallocated amount..........................................                                              424
                                                                                                          -------
                                                                                                            4,957
                                                                                                          =======

    GEOGRAPHIC INFORMATION

                                                                    REVENUE ([I])               LONG-LIVED ASSETS ([II])
                                                            ------------------------------   -------------------------------
                                                              2000       1999       1998       2000        1999       1998
                                                               $          $          $           $          $          $
                                                            --------   --------   --------   ---------   --------   --------
    Canada................................................   21,110     16,069     10,735       39,050    32,523     23,786
    United States.........................................  226,559    109,066     65,598      420,871   201,580      --
    Caribbean.............................................   55,511     34,100     10,060      213,424     --         --
    Puerto Rico and Barbados..............................    --         --         --         524,579    60,272     27,694
    Other foreign countries...............................    8,277      5,857     12,443          140       327        514
                                                            -------    -------     ------    ---------   -------     ------
                                                            311,457    165,092     98,836    1,198,064   294,702     51,994
                                                            =======    =======     ======    =========   =======     ======

    (i) Revenue is attributed to countries based on the location of customer.

    (ii) Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization.

    MAJOR CUSTOMERS

                                                                       PERCENTAGE OF TOTAL
                                                                             REVENUE
                                                                  ------------------------------
                                                                    2000       1999       1998
                                                                     %          %          %
                                                                  --------   --------   --------
    Customer A..................................................     30         43         58
    Customer B..................................................     30         16          8
    Customer C..................................................     18         21         10
                                                                     ==         ==         ==

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP and differ in certain respects from those prepared under U.S. GAAP.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (a) DESCRIPTION OF DIFFERENCES

    The differences as they apply to the Company's consolidated financial statements are as follows:

    PRODUCT LAUNCH ADVERTISING COSTS

    Under U.S. GAAP, companies are required to write-off certain product launch advertising costs incurred during the year. The adjustments represent the portion of product launch costs deferred under Canadian GAAP that was written off under U.S. GAAP.

    LONG-TERM INVESTMENTS

    Under U.S. GAAP, specifically the Financial Accounting Standards Board ["FASB"], Statement of Financial Accounting Standard ["SFAS"] No. 115, "Accounting for Certain Investments in Debt and Equity Securities", long-term investments are generally classified as available-for-sale and accordingly are reported at fair value and the change in net unrealized gains or losses on these investments is included in other comprehensive income (loss) in shareholders' equity. Under Canadian GAAP, long-term investments are reported at cost less any provision for a loss in value that is other than a temporary decline.

    ACQUISITION OF FUISZ

    Under U.S. GAAP, the acquisition of Fuisz was valued based on the stock market price of the Company's common shares before and after the July 25, 1999 date of the agreement. Under Canadian GAAP, the acquisition was valued based on the average price of the Company's common shares before and after the date of acquisition on November 12, 1999. In addition, under U.S. GAAP certain other consideration was included in the purchase price. The net effect was that under U.S. GAAP the total consideration for the acquisition of Fuisz was lower by $6,743,000 reducing the goodwill acquired by an equal amount.

    Under U.S. GAAP, specifically SFAS No. 38, "Accounting for Preacqusition Contingencies of Purchased Enterprises", the cash settlement of the Fuisz pre-acquisition contract and the issuance of additional common shares related to the acquisition of Fuisz were allocated to goodwill acquired. Under Canadian GAAP, adjustments to the purchase equation subsequent to the acquisition date are charged to net income.

    ACQUIRED RESEARCH AND DEVELOPMENT

    Under U.S. GAAP, specifically SFAS No. 2, "Accounting for Research and Development Costs", acquired research and development having no alternative future use must be written off at the time of acquisition. For 2000, acquired research and development resulted from the acquisition of Intelligent Polymers. For 1999, acquired research and development resulted from the acquisition of Fuisz and the purchase from Intelligent Polymers of the rights to Procardia XL. The adjustments represent the value of acquired research and development, net of amortization, which is capitalized under Canadian GAAP.

    INCOME TAXES

    Under U.S. GAAP, income taxes are recorded in accordance with SFAS No. 109, "Accounting for Income Taxes". Under Canadian GAAP, in accordance with the new CICA recommendations, the Company changed its accounting policy for income taxes effective January 1, 2000. The new recommendations were applied retroactively without restatement of the financial statements of prior years. The new recommendations are in most regards conceptually the same as under U.S. GAAP. Under both pronouncements, the liability method of tax allocation is used with future/deferred assets and liabilities determined using substantively enacted tax rates under Canadian GAAP and enacted tax rates under U.S. GAAP. Future/deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. The adjustments primarily arise from the difference under Canadian and

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    U.S. GAAP between the assigned value compared to the tax base of acquired research and development resulting from the acquisition of Fuisz, and the resulting recognition of the benefits of available tax loss carryforwards in the allocations of the purchase price on the acquisitions of Fuisz and DJ Pharma.

    Under Canadian GAAP, the amortization of acquired research and development related to Fuisz resulted in a partial reversal of the future tax liability that was recognized for the difference between the capitalized assigned value and tax base. The reversal of the future tax liability resulted in a corresponding reduction in the provision for future income taxes.

    CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    Under U.S. GAAP, specifically Accounting Principles Board Opinion ["APB"] No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", no portion of the proceeds from the issuance of convertible debt securities is attributed to the conversion feature. Accordingly, under U.S. GAAP the Debentures have been reported at their face value as a long-term liability. Under Canadian GAAP, the Debentures are presented within shareholders' equity and the value of the Debentures is comprised of the holder conversion option, determined using the residual method, and the present value of the interest and principal components. The present value of the interest and principal components is being accreted to the face value of the payments and is included in the determination of net income attributable to common shareholders.

    Under U.S. GAAP, the financing costs related to the Debentures are deferred and included in other assets, and are reported at cost less accumulated amortization. The deferred financing costs are amortized over the 25 year term of the Debentures. Amortization expense is included as a component of interest expense. Under Canadian GAAP, the financing costs were deducted from the principal component of the Debentures at the time of issue.

    STOCK OPTIONS

    Under U.S. GAAP, specifically APB No. 25, "Accounting for Stock Issued to Employees", compensation expense is recognized for certain employee stock option plans.

    WARRANTS

    Under U.S. GAAP, companies are required to record in paid-up capital an amount equal to the proceeds attributable to warrants as determined at the time of their issuance, along with an offsetting contra equity account called "warrant subscription receivable". The warrants comprised part of the units issued by Intelligent Polymers through a public offering. Payments received from Intelligent Polymers, pursuant to the Development Agreement, were prorated between research and development revenue and the warrant subscription receivable. Under Canadian GAAP, the offsetting amount was recorded as a charge to retained earnings to reflect the equivalent contribution to Intelligent Polymers.

    REVENUE RECOGNITION

    Under U.S. GAAP, pursuant to SAB 101 the cumulative effect of the change in accounting principle on prior years was recorded as a charge to the net loss for 2000. Under Canadian GAAP, the effect of the change in accounting policy for revenue recognition was recorded on a retroactive basis as an adjustment to prior years' reported revenue and net income.

    PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

    Under U.S. GAAP, specifically SFAS No. 4, "Reporting Gains and Losses From Extinguishment of Debt", the premium paid together with the unamortized deferred financing costs on the Senior Notes are reported as an extraordinary item. Under Canadian GAAP, the premium paid and the unamortized deferred financing costs are not accorded extraordinary treatment.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (b) BALANCE SHEET ADJUSTMENTS

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    LONG-TERM INVESTMENTS
    Balance under Canadian GAAP.................................   2,454        12
    Unrealized holding loss on long-term investments............    (893)     --
                                                                   -----        --
    Balance under U.S. GAAP.....................................   1,561        12
                                                                   =====        ==

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    GOODWILL, NET
    Balance under Canadian GAAP.................................  106,930     38,514
    Settlement of Fuisz pre-acquisition contract................    7,460      --
    Value of consideration on acquisition of Fuisz..............   (6,743)    (6,743)
    Recognition of tax consequences of available tax loss
      carryforwards.............................................   (3,750)     --
    Adjustment to amortization of goodwill resulting from above
      differences...............................................     (792)     --
                                                                  -------     ------
    Balance under U.S. GAAP.....................................  103,105     31,771
                                                                  =======     ======

                                                                    2000        1999
                                                                      $           $
                                                                  ---------   ---------
    INTANGIBLE ASSETS, NET
    Balance under Canadian GAAP.................................  1,027,282     206,669
    Acquired research and development, net of accumulated
      amortization..............................................   (359,851)   (161,215)
                                                                  ---------   ---------
    Balance under U.S. GAAP.....................................    667,431      45,454
                                                                  =========   =========

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    OTHER ASSETS, NET
    Balance under Canadian GAAP.................................   11,311     4,219
    Deferred financing costs on Debentures, net of
      accumulated amortization..................................   10,869      --
                                                                   ------     -----
    Balance under U.S. GAAP.....................................   22,180     4,219
                                                                   ======     =====

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    DEFERRED REVENUE
    Balance under Canadian GAAP.................................   54,234     48,462
    Elimination of effect of retroactive change in accounting
      policy for revenue recognition............................    --       (43,500)
                                                                   ------    -------

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Balance under U.S. GAAP.....................................   54,234      4,962
                                                                   ======    =======

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    FUTURE/DEFERRED INCOME TAXES
    Balance under Canadian GAAP.................................   52,033      --
    Recognition of tax consequences on acquired research and
      development...............................................  (55,598)     --
    Reversal of future tax liability on acquired research and
      development...............................................    3,565      --
                                                                  -------      ----
    Balance under U.S. GAAP.....................................    --         --
                                                                  =======      ====

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES
    Balance under Canadian GAAP.................................  301,297      --
    Accretion of principal and interest components..............  (28,290)     --
    Interest paid...............................................   15,750      --
    Financing costs.............................................   11,228      --
                                                                  -------      ----
    Balance under U.S. GAAP.....................................  299,985      --
                                                                  =======      ====

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    SHAREHOLDERS' EQUITY
    Balance under Canadian GAAP.................................   839,110    391,794
    Reclassification of Debentures to long-term liabilities.....  (301,297)     --
    Current year net income adjustments.........................  (229,139)  (161,058)
    Cumulative prior year net income adjustments................  (135,839)    25,219
    Effect of change in accounting policy for income taxes......    51,848      --
    Cumulative compensation cost of employee stock options......    12,167     12,167
    Collection of warrant subscription receivable...............     8,244      5,957
    Value of consideration on acquisition of Fuisz..............    (6,743)    (6,743)
    Unrealized holding loss on long-term investments............      (893)     --
                                                                  --------   --------
    Balance under U.S. GAAP.....................................   237,458    267,336
                                                                  ========   ========

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (c) COMPONENTS OF SHAREHOLDERS' EQUITY

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Common shares...............................................   482,842    363,579
    Stock options outstanding...................................     9,891     10,383
    Warrants....................................................     7,912      8,244
    Warrant subscription receivable.............................     --        (2,287)
    Deficit.....................................................  (261,819)  (113,843)
    Accumulated other comprehensive income (loss)...............    (1,368)     1,260
                                                                  --------   --------
    Total shareholders' equity under U.S. GAAP..................   237,458    267,336
                                                                  ========   ========

    (d) RECONCILIATION OF NET INCOME (LOSS)

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Net income attributable to common shareholders under
      Canadian GAAP.............................................    81,163     51,080    31,419
    U.S. GAAP ADJUSTMENTS
    Acquired research and development, net of amortization......  (198,636)  (161,215)    --
    Reclassification of premium paid on early extinguishment of
      Senior Notes to extraordinary item........................    20,039      --        --
    Accretion of principal and interest components of
      Debentures................................................    12,540      --        --
    Settlement of Fuisz pre-acquisition contract................     7,460      --        --
    Reversal of future tax liability on acquired research and
      development...............................................    (3,565)     --        --
    Collection of warrant subscription receivable...............    (2,287)    (4,028)   (1,179)
    Adjustment to amortization of goodwill......................      (792)     --        --
    Amortization of deferred financing costs on Debentures......      (359)     --        --
    Elimination of effect of retroactive change in accounting
      policy for revenue recognition............................     --        11,400    14,000
    Compensation cost for employee stock options................     --        (7,641)   (2,237)
    Reversal (write-off) of product launch advertising costs....     --           426      (426)
                                                                  --------   --------   -------

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
                                                                  (165,600)  (161,058)  (10,158)
                                                                  --------   --------   -------

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Income (loss) before extraordinary item and cumulative
      effect of change in accounting principle under
      U.S. GAAP.................................................   (84,437)  (109,978)   41,577
    Extraordinary item..........................................   (20,039)     --        --
    Cumulative effect of change in accounting principle.........   (43,500)     --        --
                                                                  --------   --------    ------
    Net income (loss) under U.S. GAAP...........................  (147,976)  (109,978)   41,577
                                                                  ========   ========    ======

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    BASIC EARNINGS (LOSS) PER SHARE UNDER U.S. GAAP
    Income (loss) before extraordinary item and cumulative
      effect of change in accounting principle under
      U.S. GAAP.................................................   (0.66)     (1.07)      0.39
    Extraordinary item..........................................   (0.16)      --         --
    Cumulative effect of change in accounting principle.........   (0.34)      --         --
                                                                   -----      -----       ----
    Net income (loss) under U.S. GAAP...........................   (1.16)     (1.07)      0.39
                                                                   =====      =====       ====
    DILUTED EARNINGS (LOSS) PER SHARE UNDER U.S. GAAP
    Income (loss) before extraordinary item and cumulative
      effect of change in accounting principle under
      U.S. GAAP.................................................   (0.66)     (1.07)      0.38
    Extraordinary item..........................................   (0.16)      --         --
    Cumulative effect of change in accounting principle.........   (0.34)      --         --
                                                                   -----      -----       ----
    Net income (loss) under U.S. GAAP...........................   (1.16)     (1.07)      0.38
                                                                   =====      =====       ====

    (e) COMPREHENSIVE INCOME (LOSS)

    Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130, "Reporting Comprehensive Income" which established standards for the reporting of comprehensive income and its components.

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    STATEMENT OF COMPREHENSIVE INCOME (LOSS)

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Net income (loss) under U.S. GAAP...........................  (147,976)  (109,978)   41,577
    OTHER COMPREHENSIVE INCOME (LOSS)
    Foreign currency translation adjustment.....................    (1,735)     2,489      (269)
    Unrealized holding loss on long-term investments............      (893)     --         (877)
    Reclassification adjustment for gain on long-term
      investments included in net loss..........................     --           877     --
                                                                  --------   --------    ------
    Other comprehensive income (loss)...........................    (2,628)     3,366    (1,146)
                                                                  --------   --------    ------
    Comprehensive income (loss).................................  (150,604)  (106,612)   40,431
                                                                  ========   ========    ======

    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BALANCES

                                                                                  2000
                                                                  ------------------------------------
                                                                    FOREIGN     UNREALIZED
                                                                   CURRENCY       LOSS ON
                                                                  TRANSLATION   INVESTMENTS    TOTAL
                                                                       $             $           $
                                                                  -----------   -----------   --------
    Balance, beginning of year..................................     1,260        --            1,260
    Changes during the year.....................................    (1,735)        (893)       (2,628)
                                                                    ------         ----        ------
    Balance, end of year........................................      (475)        (893)       (1,368)
                                                                    ======         ====        ======

                                                                                  1999
                                                                  ------------------------------------
                                                                    FOREIGN     UNREALIZED
                                                                   CURRENCY       LOSS ON
                                                                  TRANSLATION   INVESTMENTS    TOTAL
                                                                       $             $           $
                                                                  -----------   -----------   --------
    Balance, beginning of year..................................    (1,229)        (877)       (2,106)
    Changes during the year.....................................     2,489          877         3,366
                                                                    ------         ----        ------
    Balance, end of year........................................     1,260        --            1,260
                                                                    ======         ====        ======

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    (f) CASH FLOW ADJUSTMENTS

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    OPERATING ACTIVITIES
    Balance under Canadian GAAP.................................  113,071     81,013     53,573
    Interest paid on Debentures.................................  (15,750)     --         --
    Settlement of Fuisz pre-acquisition contract................    7,460      --         --
    Collection of warrant subscription receivable...............   (2,287)    (4,028)    (1,179)
    Acquired product right......................................    --       (25,000)     --
                                                                  -------    -------     ------
    Balance under U.S. GAAP.....................................  102,494     51,985     52,394
                                                                  =======    =======     ======

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    INVESTING ACTIVITIES
    Balance under Canadian GAAP.................................  (574,843)  (129,393)  (32,953)
    Settlement of Fuisz pre-acquisition contract................    (7,460)     --        --
    Acquired product right......................................     --        25,000     --
                                                                  --------   --------   -------
    Balance under U.S. GAAP.....................................  (582,303)  (104,393)  (32,953)
                                                                  ========   ========   =======

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    FINANCING ACTIVITIES
    Balance under Canadian GAAP.................................  409,017    147,916     49,493
    Interest paid on Debentures.................................   15,750      --         --
    Collection of warrant subscription receivable...............    2,287      4,028      1,179
                                                                  -------    -------     ------
    Balance under U.S. GAAP.....................................  427,054    151,944     50,672
                                                                  =======    =======     ======

    (g) INCOME TAXES

    Under U.S. GAAP, the components of the provision for income taxes are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Current.....................................................   5,610      4,215      2,024
    Deferred....................................................   3,750       --         --
                                                                   -----      -----      -----
                                                                   9,360      4,215      2,024
                                                                   =====      =====      =====

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income
    (loss) before provision for income taxes under U.S. GAAP. The reasons for this difference and the related tax effects are as follows:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Income (loss) before provision for income taxes.............  (75,077)   (105,763)   43,601
    Expected Canadian statutory rate............................    44.39%      44.81%    44.81%
                                                                  -------    --------   -------
    Expected provision for (recovery of) income taxes...........  (33,327)    (47,392)   19,538
    Non-deductible amounts
      Acquired research and development.........................   92,519      47,311     --
      Goodwill amortization.....................................    1,265         904        91
      Compensation cost for employee stock options..............      205       3,434     1,002
      Equity loss...............................................    --         26,169     --
    Foreign tax rate differences................................  (58,379)    (35,120)  (22,442)
    Unrecognized income tax benefit of losses...................    5,922       7,983     3,545
    Other.......................................................    1,155         926       290
                                                                  -------    --------   -------
                                                                    9,360       4,215     2,024
                                                                  =======    ========   =======

    Under U.S. GAAP, deferred income taxes have been provided on the following temporary differences:

                                                                    2000       1999
                                                                     $          $
                                                                  --------   --------
    Deferred tax assets
      Tax loss carryforwards....................................   39,837     29,644
      Scientific Research and Experimental Development pool.....   16,664     14,960
      Investment tax credits....................................   11,180      9,824
      Deferred financing costs..................................    9,320      4,347
      Other.....................................................    4,963      --
                                                                  -------    -------
    Total deferred tax assets...................................   81,964     58,775
    Valuation allowance on deferred tax assets..................  (43,250)   (53,741)
                                                                  -------    -------
    Net deferred tax assets.....................................   38,714      5,034
                                                                  -------    -------
    Deferred tax liabilities
      Intangible assets.........................................   38,714      5,034
                                                                  -------    -------
    Net deferred income taxes...................................    --         --
                                                                  =======    =======

    (h) STOCK OPTIONS

    Under U.S. GAAP, the Company accounts for compensation expense for certain members of the Plan under the provisions of APB No. 25. Had compensation cost for the Plan been determined based upon fair value at the grant date for awards under this

                              BIOVAIL CORPORATION
                               2000 ANNUAL REPORT
                        FOR CANADIAN REGULATORY PURPOSES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
   (AMOUNTS AS AT DECEMBER 31, 1999 AND 1998 AND FOR THE YEARS THEN ENDED ARE
                            RESTATED -- SEE NOTE 3)

24. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated below:

                                                                    2000       1999       1998
                                                                     $          $          $
                                                                  --------   --------   --------
    Net income (loss) as reported under U.S. GAAP...............  (147,976)  (109,978)   41,577
    Estimated stock-based compensation costs....................    16,680      7,534     5,264
                                                                  --------   --------    ------
    Pro forma net income (loss).................................  (164,656)  (117,512)   36,313
                                                                  ========   ========    ======
    Pro forma earnings (loss) per share.........................     (1.28)     (1.15)     0.34
                                                                  ========   ========    ======

    The fair values of all options granted during 2000, 1999 and 1998 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    Expected option life (years)................................     4.2        3.8        4.0
    Volatility (%)..............................................    41.1       49.1       47.6
    Risk-free interest rate (%).................................     5.8        5.7        5.5

    The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

    (i) NEW ACCOUNTING STANDARD

    In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and
    SFAS No. 138. Accordingly, SFAS No. 133 will be effective for the Company's financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The Company believes the adoption of SFAS No. 133 will not result in any cumulative effect adjustment in the consolidated statements of income (loss).

25. COMPARATIVE FIGURES

    Certain of the prior years' figures have been reclassified to the presentation adopted in the current year.